SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Fourth quarter and full year 2011
London 7 February 2012
FOR IMMEDIATE RELEASE

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
5,567	5,043	7,685	Profit (loss) for the period(b)	25,700	(3,719)
(953)	233	(79)	Inventory holding (gains) losses, net of tax	(1,800)	(1,195)
4,614	5,276	7,606	Replacement cost profit (loss)	23,900	(4,914)

24.55	27.85	40.10	- per ordinary share (cents)	126.41	(26.17)
1.47	1.67	2.41	- per ADS (dollars)	7.58	(1.57)

•   BP's fourth-quarter replacement cost profit was $7,606 million, compared with $4,614 million a year ago. For the full year, replacement cost profit was $23,900 million compared with a loss of $4,914 million a year ago. Replacement cost profit or loss for the group is a non-GAAP measure. For further information see pages 4 and 17.

•   The group income statement for the fourth quarter and full year includes pre-tax credits related to the Gulf of Mexico oil spill of $4.1 billion and $3.7 billion respectively, reflecting the settlements reached in the fourth quarter with Anadarko Petroleum Company and Cameron International Corporation. The full year also reflects settlements with MOEX USA Corporation and Weatherford U.S., L.P. All amounts relating to the oil spill have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 2 - 3, Note 2 on pages 21 - 26, and Legal proceedings on pages 34 - 42.

•   Non-operating items (including amounts relating to the Gulf of Mexico oil spill) and fair value accounting effects for the fourth quarter, on a post-tax basis, had a net favourable impact of $2,620 million compared with a net favourable impact of $250 million in the fourth quarter of 2010. For the full year, there was a net favourable impact of $2,242 million for 2011 compared with a net unfavourable impact of $25,436 million in 2010. See pages 4, 18 and 19 for further details.

•   Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $261 million for the fourth quarter, compared with $346 million for the same period last year. For the full year, the respective amounts were $983 million for 2011 and $1,123 million for 2010.

•   The effective tax rates on replacement cost profit for the fourth quarter and full year were 30% and 33% respectively, compared with 34% and 32% a year ago. The reduction for the fourth quarter was due to the impact of the divestment programme and other factors. In 2012, we expect the effective tax rate to be in the range 34 - 36%.

•   Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the fourth quarter and full year was $5.0 billion and $22.2 billion respectively, compared with net cash used in operating activities of $0.2 billion for the fourth quarter of 2010 and net cash provided by operating activities of $13.6 billion for the full year of 2010. The amounts for the quarter and full year of 2011 included net cash outflows of $1.2 billion and $6.8 billion respectively relating to the Gulf of Mexico oil spill.

•   Net debt at the end of the quarter was $29.0 billion, compared with $25.9 billion a year ago. The ratio of net debt to net debt plus equity was 20.5%, compared with 21.2% a year ago. We intend to reduce the net debt ratio to the lower half of the 10 - 20% range over time. Net debt is a non-GAAP measure. See page 5 for further information.

•   Our 2011 reported reserves replacement ratio, excluding acquisitions and disposals, was 103% (details of which will be provided in BP Annual Report and Form 20-F 2011). This reflects both subsidiaries and equity-accounted entities. Reserves additions for TNK-BP include the effect of moving from life-of-licence measurement to life-of-field measurement, reflecting TNK-BP's track record of successful licence renewal. Excluding this effect, our 2011 reserves replacement ratio excluding acquisitions and disposals would have been 83%.

•   Total capital expenditure for the fourth quarter and full year was $7.6 billion and $31.5 billion respectively. Organic capital expenditure(c) in the fourth quarter and full year was $6.3 billion and $19.1 billion respectively. For 2012, we expect organic capital expenditure to be around $22 billion. Disposal proceeds, including deposits received or repaid, were $(2.0) billion for the fourth quarter and $2.7 billion for the full year. These amounts include the repayment of the deposit of $3.5 billion relating to Pan American Energy LLC in the fourth quarter, following the termination of that disposal transaction (see Note 4 on page 28). As a result of the termination, our previously announced divestment programme of $45 billion (over the period 2010 to 2013 inclusive) is reduced to $38 billion.

• Depreciation, depletion and amortization in 2012 is expected to be around $1.0 billion higher than in 2011.

•   The quarterly dividend expected to be paid on 30 March 2012 is 8 cents per share ($0.48 per ADS). The corresponding amount in sterling will be announced on 19 March 2012. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at www.bp.com/scrip.

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28-30.
(b)	Profit (loss) attributable to BP shareholders.
(c)	Organic capital expenditure excludes acquisitions and asset exchanges and, in the fourth quarter of 2011, expenditure associated with deepening our natural gas asset base (see page 16).

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.

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Gulf of Mexico oil spill

Completing the response

We remain committed to meeting our responsibilities to the US federal, state and local governments and communities of the Gulf coast following the Deepwater Horizon oil spill. During the fourth quarter, BP, working under the direction of the US Coast Guard's Federal On-Scene Coordinator (FOSC), and collaboratively with the individual federal and state entities, continued to clean areas of the shoreline impacted by the oil spill. In November 2011, the FOSC approved the Shoreline Clean-up Completion Plan. This plan describes the process whereby the various shoreline segments included in the area of response operations can be surveyed, verified as meeting the applicable clean-up standards, and moved out of operational activity. For those shoreline segments that needed active mechanical or manual cleaning, the majority of the active cleaning was completed by the end of the fourth quarter of 2011. These segments will continue to be patrolled and maintained until they meet the applicable clean-up standards such that the FOSC concludes that the operational activities are complete. It is expected that the majority of the 4,300 miles of the Gulf coast shoreline that were surveyed will be deemed operationally complete in 2012. Resources continue to be maintained in line with operational requirements.

The Coast Guard has indicated that if oil is discovered in a segment that has been transitioned out of operational activity, the Coast Guard will follow long-standing response protocols established under the law and contact whoever it believes is the responsible party or parties.

Economic restoration

To support the economic restoration of the impacted Gulf coast communities since the Deepwater Horizon oil spill occurred in 2010, BP has paid a total of $7.8 billion to fund individuals, businesses and government entity claims and advances as well as other payments for seafood research and testing, tourism, behavioural health and other contributions.

Trust update

During the fourth quarter, BP made contributions totalling $5.3 billion to the Deepwater Horizon Oil Spill Trust (Trust) fund, including a $4 billion cash settlement received from Anadarko Petroleum Company (Anadarko). This brings the total Trust contributions for 2011 to $10.1 billion, which also included the third-quarter settlements received from MOEX USA Corporation and Weatherford U.S., L.P. The Trust was established in 2010 to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements and natural resource damages (NRD) and related costs.

Payments from the Trust during the fourth quarter were $700 million, bringing Trust disbursements for the year to $3.7 billion. Fourth-quarter disbursements consisted of $526 million paid through the GCCF for individual and business claims, $145 million for NRD assessment costs, and $29 million for state and local government claims and other resolved items. As of 31 December 2011, the cumulative amount paid from the Trust since its inception was $6.7 billion. BP's cumulative contributions to the Trust amounted to $15.1 billion.

Claims update

As of 31 December 2011, a total of $7.5 billion had been paid for individual, business and government claims and advances including payments made by BP prior to the establishment of the Trust.

Since the oil spill occurred in 2010, $6.2 billion in total has been paid to individual and business claimants, of which $5.8 billion was paid by the GCCF and $0.4 billion by BP prior to the establishment of the Trust. More than189,000 individual and business claimants accepted full and final settlements, while about 33,000 have received interim payments. As at
31 December 2011, the GCCF reported that the claims submitted by 96% of phase 2(a) claimants had been reviewed.

Since the oil spill occurred, BP has paid federal, state and local government entities $1.3 billion for claims and advances. BP has resolved over 90% of government claims filed. BP has also paid an additional $292 million for seafood research and testing, tourism, behavioural health and other contributions.

Environmental restoration

During the fourth quarter we continued to work with scientists and trustee agencies through the NRD assessment process to identify natural resources that may have been exposed to oil or otherwise impacted by the oil spill, and to look for evidence of injury. To date, BP has paid over $600 million for NRD assessment efforts including $511 million paid from the Trust.

(a)
Phase 2 refers to the second and final protocol for the resolution and finalization of claims, issued by the GCCF during the first quarter of 2011. It followed the ending of the emergency advance payments (phase 1) in 2010.

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Gulf of Mexico oil spill (continued)

Under an agreement signed with federal and state agencies in April 2011, BP voluntarily committed to provide up to $1 billion to fund early restoration projects aimed at accelerating restoration efforts in the Gulf coast areas that were impacted by the accident. The agreement enables work on restoration projects to begin at the earliest opportunity, before all of the studies under the NRD assessment process are complete, and before funding is required by the Oil Pollution Act 1990 (OPA 90). On 14 December 2011, state and federal Trustees unveiled the first set of early environmental restoration projects that are proposed for funding. The eight proposed projects are located in Alabama, Florida, Louisiana and Mississippi. Collectively, the projects aim to restore and enhance wildlife and habitats, and provide additional access for recreational use. A 60-day public comment period for the initial proposed projects ends on 14 February 2012 and the projects are expected to start this year.

Commitment to long-term oil spill research

In 2010, BP committed $500 million over 10 years to fund independent scientific research through the Gulf of Mexico Research Initiative (GoMRI). The research will improve our knowledge of the Gulf ecosystem and help the industry and others to better understand and mitigate the potential impacts of oil spills in the region and elsewhere. To date, BP has contributed $70 million to the GoMRI.

Financial update

The group income statement includes a pre-tax credit of $4.1 billion for the fourth quarter in relation to the Deepwater Horizon oil spill, and a pre-tax credit of $3.7 billion for the full year 2011. The amount for the fourth quarter primarily reflects credits of $4.3 billion relating to settlements agreed in the period, partially offset by adjustments to the spill response provision and functional expenses of the Gulf Coast Restoration Organization (GCRO). The amount for the full year reflects credits of $5.5 billion relating to settlements, partially offset by further costs associated with the spill response, adjustments to provisions, and an increase in the amount provided for legal fees, as well as functional expenses of the GCRO. The pre-tax income statement charge in 2010 amounted to $40.9 billion.

As at 31 December 2011, the cumulative charges for provisions to be paid from the Trust and the associated reimbursement asset recognized amounted to $14.5 billion. This included a $0.6 billion increase in the fourth-quarter provisioned amounts, primarily for personal injury and death claims and claims resulting from the Vessels of Opportunity programme. A further
$5.5 billion could be provided in subsequent periods for items covered by the Trust, with no net impact on the income statement.

The settlement payment from Anadarko was received by BP during the fourth quarter and we received Cameron's payment in January 2012. Both payments were subsequently paid by BP to the $20-billion Trust.

The total amounts that will be paid by BP in relation to all obligations relating to the oil spill are subject to significant uncertainty as described further in Note 2 on pages 21 - 26.

Legal proceedings and investigations

See Gulf of Mexico oil spill on pages 34 - 39 of BP's Annual Report and Form 20-F 2010 and Legal proceedings on pages 34 - 42 herein for details of legal proceedings, including external investigations relating to the oil spill.

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Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) for the period

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
8,000	7,687	7,551	Exploration and Production	30,500	30,886
964	1,493	564	Refining and Marketing	5,474	5,555
(550)	(330)	(1,072)	Other businesses and corporate	(2,478)	(1,516)
(1,010)	(541)	4,108	Gulf of Mexico oil spill response(b)	3,800	(40,858)
56	(213)	127	Consolidation adjustment	(113)	447
7,460	8,096	11,278	RC profit (loss) before interest and tax(c)	37,183	(5,486)

			Finance costs and net finance income or
			expense relating to pensions and other
(346)	(234)	(261)	post-retirement benefits	(983)	(1,123)
(2,404)	(2,409)	(3,322)	Taxation on a replacement cost basis	(11,903)	2,090
(96)	(177)	(89)	Minority interest	(397)	(395)
			Replacement cost profit (loss) attributable
4,614	5,276	7,606	to BP shareholders	23,900	(4,914)

1,445	(372)	101	Inventory holding gains (losses)	2,634	1,784
			Taxation (charge) credit on inventory holding
(492)	139	(22)	gains and losses	(834)	(589)
			Profit (loss) for the period attributable
5,567	5,043	7,685	to BP shareholders	25,700	(3,719)

(a)	Exploration and Production result adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.
(b)	See Note 2 on pages 21 - 26 for further information on the accounting for the Gulf of Mexico oil spill response.
(c)	Replacement cost profit or loss reflects the replacement cost of supplies. Replacement cost profit or loss for the group is a non-GAAP measure. For further information see page 17.

Total of non-operating items and fair value accounting effects(a)(b)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
1,344	461	640	Exploration and Production	1,141	3,196
220	(173)	(195)	Refining and Marketing	(539)	672
(67)	76	(454)	Other businesses and corporate	(822)	(200)
(1,010)	(541)	4,108	Gulf of Mexico oil spill response	3,800	(40,858)
487	(177)	4,099	Total before interest and taxation	3,580	(37,190)
(30)	(14)	(13)	Finance costs(c)	(58)	(77)
457	(191)	4,086	Total before taxation	3,522	(37,267)
(207)	4	(1,466)	Taxation credit (charge)(d)	(1,280)	11,831
250	(187)	2,620	Total after taxation for the period	2,242	(25,436)

(a)	An analysis of non-operating items by type is provided on page 18 and an analysis by region is shown on pages 7, 9 and 10.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 19.
(c)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 21 - 26 for further details.
(d)
Tax is calculated by applying discrete quarterly effective tax rates (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of an increase in the supplementary charge on UK oil and gas production) on group profit or loss. However, the US statutory tax rate has been used for recoveries relating to the Gulf of Mexico oil spill and expenditures that qualify for tax relief.

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Per share amounts

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			Per ordinary share (cents)(b)
29.62	26.62	40.51	Profit (loss) for the period	135.93	(19.81)
24.55	27.85	40.10	RC profit (loss) for the period	126.41	(26.17)

			Per ADS (dollars)(b)
1.78	1.60	2.43	Profit (loss) for the period	8.16	(1.19)
1.47	1.67	2.41	RC profit (loss) for the period	7.58	(1.57)

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.
(b)	See Note 7 on page 31 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
45,336	45,283	44,213	Gross debt	44,213	45,336
			Less: fair value asset of hedges
916	1,454	1,133	related to finance debt	1,133	916
44,420	43,829	43,080		43,080	44,420
18,556	17,997	14,067	Cash and cash equivalents	14,067	18,556
25,864	25,832	29,013	Net debt	29,013	25,864
95,891	110,659	112,482	Equity	112,482	95,891
21.2%	18.9%	20.5%	Net debt ratio	20.5%	21.2%

(a)	Adjusted following the termination of the Pan American Energy LLC sale agreement. See Note 4 on pages 28 - 30.

See Note 8 on page 32 for further details on finance debt.

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 8 cents per ordinary share expected to be paid in March. The corresponding amount in sterling will be announced on 19 March 2012, calculated based on the average of the market exchange rates for the four dealing days commencing on 13 March 2012. Holders of American Depositary Shares (ADSs) will receive $0.48 per ADS. The dividend is due to be paid on 30 March 2012 to shareholders and ADS holders on the register on 17 February 2012. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the fourth-quarter dividend and timetable are available at www.bp.com/dividends and details of the scrip dividend programme are available at www.bp.com/scrip.

Dividends paid

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			Dividends paid per ordinary share
-	7.000	7.000	cents	28.000	14.000
-	4.3160	4.4694	pence	17.4035	8.679
-	42.00	42.00	Dividends paid per ADS (cents)	168.00	84.00
			Scrip dividends
-	14.8	11.4	Number of shares issued (millions)	165.6	-
-	101	83	Value of shares issued ($ million)	1,219	-

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Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
8,114	7,691	7,559	Profit before interest and tax	30,632	30,970
(114)	(4)	(8)	Inventory holding (gains) losses	(132)	(84)
			Replacement cost profit before interest
8,000	7,687	7,551	and tax	30,500	30,886

			By region
1,522	1,432	2,158	US	6,196	9,684
6,478	6,255	5,393	Non-US	24,304	21,202
8,000	7,687	7,551		30,500	30,886

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.

The replacement cost profit before interest and tax for the fourth quarter and full year was $7,551 million and $30,500 million respectively, compared with $8,000 million and $30,886 million respectively for the same periods in 2010.

The fourth quarter benefited from net non-operating gains of $584 million, mainly comprising gains on disposals partly offset by a charge associated with the termination of the agreement to sell our 60% interest in Pan American Energy LLC to Bridas Corporation (Bridas). (See Note 4 on page 28 for further information on the termination of this agreement.) In the same period a year ago, there were net non-operating gains of $1,356 million. The full year included net non-operating gains of $1,130 million, compared with $3,199 million in 2010, with gains on disposals being partly offset by impairments, the fourth-quarter Bridas charge and other non-operating items. In the fourth quarter and full year, fair value accounting effects had favourable impacts of $56 million and $11 million respectively, compared with unfavourable impacts of $12 million and $3 million in the same periods of last year.

The primary additional factors impacting replacement cost profit for both the fourth quarter and full year, compared with the same periods a year ago, were higher realizations partially offset by lower production volumes (including in higher margin areas). The fourth quarter was also impacted by increased depreciation (due to increased decommissioning provisions and higher activity in Iraq), higher costs (including ongoing maintenance and integrity-related spend), and rig standby costs in the Gulf of Mexico. There was a loss in the fourth quarter in gas marketing and trading, but the contribution for the full year improved compared with 2010. The full-year result was also impacted by rig standby costs in the Gulf of Mexico, higher costs related to turnarounds, certain one-off costs, and higher exploration write-offs. Earnings from equity-accounted entities, including TNK-BP, were higher in both the fourth quarter and full year compared with the same periods in 2010, primarily due to higher realizations.

Production for the quarter was 3,487mboe/d, 5% lower than the fourth quarter of 2010. After adjusting for the effect of acquisitions and divestments and entitlement impacts in our production-sharing agreements (PSAs), the decrease was 4%. This primarily reflects lower Gulf of Mexico production, as a result of ongoing base decline owing to the impacts of the drilling moratorium. This was partly offset by the ramp-up of production at Greater Plutonio and the start-up of Pazflor in Angola.  For the full year production was 3,454mboe/d, 10% lower than 2010. After adjusting for the effect of acquisitions and divestments and PSA entitlement impacts, the full-year production was 7% lower than a year ago. In addition to the factors noted above, production for the full year was impacted by higher turnaround and maintenance activity. For 2012, production excluding TNK-BP is expected to be broadly flat compared with 2011, after adjusting for divestments and at an oil price of $100 per barrel.

We continue to make strategic progress. In October, BP Egypt announced the Salmon gas discovery in the North El Burg Offshore Concession, Nile Delta. In Vietnam, we completed the disposal of Block 06.1 and pipeline assets to TNK-BP.

In November, we announced that a Notification of Discovery for the Itaipu-2 pre-salt appraisal well, located in block BM-C-32 in the deepwater sector of the Campos Basin, has been lodged with the Brazilian National Petroleum Agency. Also in November, we confirmed that we have been awarded a 100% interest in the offshore West Aru I and II PSAs in the Arafura Sea, Indonesia, approximately 500 kilometres southwest of the BP-operated North Arafura PSA.

In December, we announced that we have agreed to sell our Canadian natural gas liquids (NGL) business to Plains Midstream Canada ULC. Completion of the transaction is subject to closing conditions including the receipt of all necessary governmental and regulatory approvals. We also completed the sale of our interests in the Pompano and Mica fields in the deepwater Gulf of Mexico, to Stone Energy Offshore LLC, for $204 million. Additionally, BP completed the sale of its interests in the Wytch Farm, Wareham, Beacon and Kimmeridge fields to Perenco UK Ltd.

Also in December, we were awarded four more deepwater exploration and production blocks offshore Angola. These give BP a leading position in Angola, with interests in nine blocks covering more than 30,000 square kilometres. We also deepened our position in US natural gas.

During the quarter we resumed drilling activity in the Gulf of Mexico and, at the end of 2011, five rigs were operational at   BP-operated leases. In December, we reached our final investment decision to proceed with phase 2 of the Mad Dog field development. This is the first such investment decision we have made on a BP-operated stand-alone project in the Gulf of Mexico in a decade.

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Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			Non-operating items
(273)	(32)	831	US	73	1,190
1,629	532	(247)	Non-US	1,057	2,009
1,356	500	584		1,130	3,199

			Fair value accounting effects(a)
9	(9)	17	US	15	141
(21)	(30)	39	Non-US	(4)	(144)
(12)	(39)	56		11	(3)

			Exploration expense
254	52	80	US(b)	1,065	465
177	48	262	Non-US(c)	455	378
431	100	342		1,520	843

			Production (net of royalties)(d)
			Liquids (mb/d)(e)
567	388	439	US	453	594
155	120	145	Europe	145	177
858	872	874	Russia(f)	865	856
686	695	699	Rest of World(f)	694	747
2,266	2,075	2,157		2,157	2,374

			Natural gas (mmcf/d)
2,085	1,819	1,817	US	1,843	2,184
390	214	497	Europe	368	487
698	658	744	Russia(f)	699	640
4,987	4,522	4,656	Rest of World(f)	4,608	5,090
8,160	7,213	7,714		7,518	8,401

			Total hydrocarbons (mboe/d)(g)
927	702	752	US	771	970
222	157	230	Europe	209	261
978	985	1,002	Russia(f)	985	967
1,546	1,475	1,503	Rest of World(f)	1,489	1,624
3,673	3,319	3,487		3,454	3,822

			Average realizations(h)
78.80	103.53	101.84	Total liquids ($/bbl)	101.29	73.41
3.98	4.95	5.07	Natural gas ($/mcf)	4.69	3.97
50.41	63.74	63.49	Total hydrocarbons ($/boe)	62.31	47.90

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 19.
(b)
Full year 2011 includes $395 million classified within the 'other' category of non-operating items. Full year 2011 also includes a net charge of $14 million related to decommissioning of idle infrastructure, as required by BOEMRE's Notice to Lessees No. 2010-GO5 issued in October 2010. This net charge reflects an expense of $93 million in the first quarter, partially offset by a net credit in the subsequent periods due to amendments to previous estimates.

(c)	Full year 2011 includes $44 million classified within the 'other' category of non-operating items.
(d)	Includes BP's share of production of equity-accounted entities.
(e)	Crude oil and natural gas liquids.
(f)	A minor amendment has been made in the third quarter 2011.
(g)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(h)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
2,282	1,117	657	Profit before interest and tax	7,961	7,239
(1,318)	376	(93)	Inventory holding (gains) losses	(2,487)	(1,684)
			Replacement cost profit before interest
964	1,493	564	and tax	5,474	5,555

			By region
21	761	31	US	1,415	935
943	732	533	Non-US	4,059	4,620
964	1,493	564		5,474	5,555

The replacement cost profit before interest and tax for the fourth quarter and full year was $564 million and $5,474 million respectively, compared with $964 million and $5,555 million for the same periods last year.

The fourth-quarter and full-year results include net non-operating charges of $140 million, and $602 million respectively, principally relating to impairment charges associated with our divestment programme, partially offset by gains on disposal. In 2010, there were net non-operating gains of $86 million and $630 million for the fourth quarter and full year respectively. Fair value accounting effects had unfavourable impacts of $55 million for the fourth quarter and favourable impacts of $63 million for the full year. The corresponding periods in 2010 reflected favourable fair value accounting effects of $134 million and $42 million respectively.

The fourth quarter saw continued strong operations with our refinery utilization remaining well above the industry average. Compared with the same period last year, our result benefited from an improved contribution from supply and trading relative to the fourth-quarter loss in 2010 and our ability to access WTI-priced crude grades in the US, although the differentials for these grades narrowed compared with the third-quarter highs. These factors were offset, however, by a reduced refining margin environment, lower petrochemicals margins and foreign exchange impacts.

For the full year, Refining and Marketing reported record earnings after adjusting for non-operating items and fair value accounting effects. Strong refinery operations enabled us to capture the benefits available in 2011 from BP's location advantage in accessing WTI-based crude grades. Compared with 2010, the result also benefited from a higher refining margin environment and a stronger supply and trading contribution. These benefits were partly offset by a significantly higher level of turnarounds in 2011 than 2010, negative impacts from increased relative sweet crude prices in Europe and Australia, and the weather-related power outages in the second quarter.

In the fuels business, financial performance in both the fourth quarter and full year was impacted by the factors noted above. Operational performance was strong, with Solomon refining availability at 95.3% for the fourth quarter and throughputs more than 30mb/d higher than the same period last year. Refining margins however declined in the fourth quarter, averaging $0.88/bbl lower than the same period last year. The US fuels environment was particularly impacted in the fourth quarter as refining margins reduced by more than 40% from the previous quarter and the differentials between WTI and Brent crude reduced significantly from their third-quarter highs. In December, Air BP announced the purchase of aviation fuels assets at seven Brazilian airports enabling the direct marketing of fuel to commercial airlines in these locations. The acquisition from Shell Brasil and Cosan Industria e Commercio, for consideration of approximately $100 million, is expected to be completed in the first quarter of 2012 subject to regulatory approvals. In addition BP intends to sell its bulk and bottled LPG marketing businesses in nine countries.

Performance in our lubricants business in both the fourth quarter and full year was impacted by an increasingly difficult marketing environment characterized by significant base oil price increases and weaker demand. These impacts were partly offset by supply chain efficiencies, and the strength of our products and brands which has allowed the increased cost of goods to be largely recovered in the market.

In our petrochemicals business, compared with 2010, the fourth-quarter result was impacted by weakening market conditions as additional Asian capacity has come onstream at a time of weaker demand. The full-year result benefited from the strength in aromatics margins and volumes in the first half of the year but this benefit was more than offset by weakening market conditions, as the year progressed. In November, BP and IndianOil signed a Memorandum of Understanding to explore the potential for establishing a 50:50 joint venture to invest in a 1-million tonne-per-annum acetic acid plant in Gujarat, with a targeted start-up date in 2015. The proposed plant would employ BP's latest Cativa® catalyst and technology, while the associated gasification facilities would utilize petroleum coke feedstock from IndianOil. BP also received local government approval for a 1.3-million tonne-per-annum PTA plant in Zhuhai, China in the fourth quarter and is now seeking final central government approval.

Looking ahead, in line with the usual seasonal trend, we expect refining margins in the first quarter to be stronger than in the fourth quarter. We expect the differential between WTI and Brent crude to return eventually to lower levels as additional US pipeline capacity is brought online. The level of BP's refinery turnaround activity is expected to be broadly similar in 2012 compared with 2011. We also expect the marketing environment in fuels, lubricants and petrochemicals to remain subdued given the outlook for global demand.

Top of page 9
Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			Non-operating items
(12)	(184)	(123)	US	(562)	352
98	(43)	(17)	Non-US	(40)	278
86	(227)	(140)		(602)	630

			Fair value accounting effects(a)
27	18	(41)	US	-	19
107	36	(14)	Non-US	63	23
134	54	(55)		63	42

			RC profit before interest and tax(b)(c)
402	994	194	Fuels	3,003	2,628
319	263	274	Lubricants	1,350	1,357
243	236	96	Petrochemicals	1,121	1,570
964	1,493	564		5,474	5,555
			Non-operating items and fair value
			accounting effects(a)
258	(190)	(206)	Fuels	(640)	381
(20)	16	11	Lubricants	100	(47)
(18)	1	-	Petrochemicals	1	338
220	(173)	(195)		(539)	672

			Refining Marker Margin (RMM) ($/bbl)(d)
9.98	12.51	9.10	BP Average RMM	11.64	10.02

			Refinery throughputs (mb/d)
1,343	1,371	1,352	US	1,277	1,350
777	776	790	Europe	771	775
300	283	312	Rest of World	304	301
2,420	2,430	2,454	Total throughput	2,352	2,426
94.9	95.3	95.3	Refining availability (%)(e)	94.8	95.0

			Sales volumes (mb/d)(f)
			Marketing sales by region
1,415	1,411	1,409	US	1,401	1,433
1,379	1,353	1,302	Europe	1,305	1,402
597	592	607	Rest of World	605	610
3,391	3,356	3,318	Total marketing sales	3,311	3,445
2,485	2,358	2,515	Trading/supply sales	2,465	2,482
5,876	5,714	5,833	Total refined product sales	5,776	5,927

			Petrochemicals production (kte)
1,046	1,127	1,001	US	4,029	4,146
894	955	864	Europe(c)	3,854	4,051
1,780	1,504	1,715	Rest of World	6,983	7,397
3,720	3,586	3,580	Total production	14,866	15,594

(a)
Fair value accounting effects represent the favourable (unfavourable) impact relative to management's measure of performance. For Refining and Marketing, these arise solely in the fuels business. Further information is provided on page 19.

(b)	Segment-level overhead expenses are included in the fuels business result.
(c)	BP's share of income from petrochemicals at our Gelsenkirchen and Mulheim sites in Germany is reported in the fuels business result.
(d)
The RMM is the average of regional indicator margins weighted for BP's crude refining capacity in each region. They may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate. The quarterly regional marker margins can be found on bp.com and are updated weekly.

(e)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(f)	Marketing sales do not include volumes relating to crude oil.

Top of page 10
Other businesses and corporate

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
(537)	(330)	(1,072)	Profit (loss) before interest and tax	(2,463)	(1,500)
(13)	-	-	Inventory holding (gains) losses	(15)	(16)
			Replacement cost profit (loss) before
(550)	(330)	(1,072)	interest and tax	(2,478)	(1,516)

			By region
(225)	(294)	(580)	US	(1,230)	(731)
(325)	(36)	(492)	Non-US	(1,248)	(785)
(550)	(330)	(1,072)		(2,478)	(1,516)

			Results include
			Non-operating items
(54)	(112)	(310)	US	(433)	(238)
(13)	188	(144)	Non-US	(389)	38
(67)	76	(454)		(822)	(200)

Other businesses and corporate comprises the Alternative Energy business, Shipping, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide. It also included the group's aluminium business until its disposal during the third quarter of 2011.

The replacement cost loss before interest and tax for the fourth quarter and full year was $1,072 million and $2,478 million respectively, compared with losses of $550 million and $1,516 million a year ago. The fourth quarter included a net non-operating charge of $454 million. A year ago, there was a net charge of $67 million. For the full year the net non-operating charge was $822 million, compared with a net charge of $200 million a year ago.

In Alternative Energy, net wind generation capacity(a) at the end of the fourth quarter was 1,048MW (1,763MW gross), compared with 774MW (1,362MW gross) at the end of the same period a year ago.

On 22 November, BP increased its share of Tropical BioEnergia S.A. to 100%, by acquiring the remaining 50% for cash consideration of $71 million. BP now owns and operates three producing ethanol mills in Brazil, with a total crush capacity(b) of 7.2 million tonnes per annum.

At the end of 2011, BP began winding down its remaining solar operations as it prepares to exit the solar business. BP will take the necessary steps to transfer its obligations and assets to its affiliates or to third parties. Non-operating charges of $306 million for the fourth quarter and $687 million for the full year have been recognized with respect to raw materials purchase contracts.

In 2012, we expect the quarterly loss, excluding non-operating items, for Other businesses and corporate to average around
$500 million. As in previous years, this is likely to be volatile on an individual quarterly basis.

(a)
Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Refining and Marketing segment

(b)	Crush capacity represents the maximum capacity of the plant to process biofuels feedstock.

Top of page 11
Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements particularly those regarding the level of organic capital expenditure in 2012; the quarterly dividend payment; the timing of the removal from the Shoreline Clean-up Completion Plan of certain Gulf coast shoreline that was surveyed; the expected timing for the commencement of certain BP-funded early restoration projects; the amount of charges for provisions that could be provided in subsequent periods for items covered by the Trust with no net impact on the income statement; the expected level of production in the first quarter of 2012; the timing of the start-up date of an acetic acid plant in Gujarat in which BP may participate via a joint venture, the technology employed therein and the feedstock used in an associated gasification plant thereto; the level of refining margins in the first quarter of 2012; the level of refinery turnaround activity in 2012; expectations for the marketing environment in 2012; BP's intention, in connection with its plans to exit the solar business, to transfer obligations and assets to its affiliates or to third parties; expectations for the level and volatility of quarterly losses in Other businesses and corporate; BP's plans to file a timely appeal with respect to the Notification of Incidents of Noncompliance received on 7 December 2011; the anticipated filing of further lawsuits against BP or BP entities by the Mexican federal government; the commencement of investigations relating to the Deepwater Horizon oil spill by US federal agencies; the source of funding for BP's $1-billion commitment to early restoration projects; the magnitude and timing of remaining remediation costs related to the Gulf of Mexico oil spill; the factors that could affect the magnitude of BP's ultimate exposure and the cost to BP in relation to the spill and any potential mitigation resulting from BP's partners or others involved in the spill; the potential liabilities resulting from pending and future legal proceedings and potential investigations and civil or criminal actions that US state and/or local governments could seek to take against BP as a result of the spill; the timing of claims and litigation outcomes and of payment of legal costs; contributions to and payments from the trust fund and the setting aside of assets while the fund is building; the estimated amount of legal fees in connection with the Gulf of Mexico oil spill; the timing for publication of investigation reports; the impact of BP's potential liabilities relating to the Gulf of Mexico oil spill on the group, including its business, results and financial condition; the anticipated commencement of the Trial of Liability, Limitation, Exoneration, and Fault Allocation; the anticipated commencement of the trial regarding assertions of certain air emissions and reporting violations at the Texas City refinery; the anticipated commencement of the trial regarding allegations pertaining to the Atlantis platform; and the timing for an arbitration hearing regarding allegations by Apache Canada Ltd in connection with the July 2010 Purchase and Sale Agreement between Apache Canada Ltd and BP Canada Energy. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Form 6-K for the period ended 30 June 2011 and under "Risk factors" in our Annual Report and Form 20-F 2010 as filed with the US Securities and Exchange Commission (SEC).

Top of page 12
Group income statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
79,703	95,383	93,441	Sales and other operating revenues (Note 5)	375,517	297,107
			Earnings from jointly controlled entities - after
233	300	211	interest and tax	1,304	1,175
			Earnings from associates - after interest
1,125	1,108	1,144	and tax	4,916	3,582
174	151	170	Interest and other income	596	681
2,753	790	1,377	Gains on sale of businesses and fixed assets	4,130	6,383
83,988	97,732	96,343	Total revenues and other income	386,463	308,928
58,339	73,825	71,791	Purchases	285,618	216,211
			Production and manufacturing
7,522	7,809	3,628	expenses(b)(c)	24,145	64,615
1,524	2,021	2,072	Production and similar taxes (Note 6)	8,280	5,244
2,634	2,647	2,982	Depreciation, depletion and amortization	11,135	11,164
			Impairment and losses on sale of businesses
1,201	211	405	and fixed assets	2,058	1,689
431	100	342	Exploration expense	1,520	843
3,409	3,693	3,910	Distribution and administration expenses(c)	13,958	12,555
23	(298)	(166)	Fair value (gain) loss on embedded derivatives	(68)	309
8,905	7,724	11,379	Profit (loss) before interest and taxation	39,817	(3,702)
359	298	326	Finance costs(b)	1,246	1,170
			Net finance income relating to
(13)	(64)	(65)	pensions and other post-retirement benefits	(263)	(47)
8,559	7,490	11,118	Profit (loss) before taxation	38,834	(4,825)
2,896	2,270	3,344	Taxation(b)	12,737	(1,501)
5,663	5,220	7,774	Profit (loss) for the period	26,097	(3,324)
			Attributable to
5,567	5,043	7,685	BP shareholders	25,700	(3,719)
96	177	89	Minority interest	397	395
5,663	5,220	7,774		26,097	(3,324)
			Earnings per share - cents (Note 7)
			Profit (loss) for the period attributable to BP
			shareholders
29.62	26.62	40.51	Basic	135.93	(19.81)
29.28	26.28	39.99	Diluted	134.29	(19.81)

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.
(b)	See Note 2 on pages 21 - 26 for further details of the impact of the Gulf of Mexico oil spill on the income statement line items.
(c)
Cash costs for the fourth quarter of 2011 increased significantly compared to the same period a year ago and reflected higher turnaround and related maintenance spend and rig standby costs in the Gulf of Mexico. Cash costs are a subset of production and manufacturing expenses plus distribution and administration expenses. They represent the substantial majority of the expenses in these line items but exclude associated non-operating items (including amounts relating to the Gulf of Mexico oil spill), and certain costs that are variable, primarily with volumes (such as freight costs). They are the principal operating and overhead costs that management considers to be most directly under their control although they include certain foreign exchange and commodity price effects.

Top of page 13
Group statement of comprehensive income

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
5,663	5,220	7,774	Profit (loss) for the period	26,097	(3,324)
26	(1,483)	(106)	Currency translation differences	(531)	259
			Exchange (gains) losses on translation of
			foreign operations transferred to gain or loss
(48)	6	-	on sales of businesses and fixed assets	19	(20)
			Actuarial gain (loss) relating to pensions and
(320)	-	(5,960)	other post-retirement benefits	(5,960)	(320)
			Available-for-sale investments marked to
65	(338)	96	market	(71)	(191)
			Available-for-sale investments - recycled to
(8)	2	-	the income statement	(3)	(150)
20	(125)	(24)	Cash flow hedges marked to market	44	(65)
			Cash flow hedges - recycled to the income
16	(70)	3	statement	(195)	(25)
			Cash flow hedges - recycled to the balance
8	(4)	(6)	sheet	(13)	53
			Share of equity-accounted entities'
-	-	(57)	other comprehensive income, net of tax	(57)	-
121	6	1,601	Taxation	1,659	(137)
(120)	(2,006)	(4,453)	Other comprehensive income (expense)	(5,108)	(596)
5,543	3,214	3,321	Total comprehensive income (expense)	20,989	(3,920)
			Attributable to
5,449	3,049	3,243	BP shareholders	20,605	(4,318)
94	165	78	Minority interest	384	398
5,543	3,214	3,321		20,989	(3,920)

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.

Group statement of changes in equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2011	94,987	904	95,891

Total comprehensive income	20,605	384	20,989
Dividends	(4,072)	(245)	(4,317)
Share-based payments (net of tax)	(8)	-	(8)
Transactions involving minority interests	(47)	(26)	(73)
At 31 December 2011	111,465	1,017	112,482

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2010	101,613	500	102,113

Total comprehensive income (expense)	(4,318)	398	(3,920)
Dividends	(2,627)	(315)	(2,942)
Share-based payments (net of tax)	339	-	339
Transactions involving minority interests	(20)	321	301
At 31 December 2010	94,987	904	95,891

Top of page 14
Group balance sheet

	31 December	31 December
	2011	2010(a)
$ million
Non-current assets
Property, plant and equipment	119,214	110,163
Goodwill	12,100	8,598
Intangible assets	21,102	14,298
Investments in jointly controlled entities	15,518	14,927
Investments in associates	13,291	13,335
Other investments	2,117	1,191
Fixed assets	183,342	162,512
Loans	884	894
Other receivables	4,096	6,298
Derivative financial instruments	5,038	4,210
Prepayments	1,255	1,432
Deferred tax assets	611	528
Defined benefit pension plan surpluses	17	2,176
	195,243	178,050
Current assets
Loans	244	247
Inventories	25,661	26,218
Trade and other receivables	41,626	36,549
Derivative financial instruments	3,857	4,356
Prepayments	1,286	1,574
Current tax receivable	235	693
Other investments	288	1,532
Cash and cash equivalents	14,067	18,556
	87,264	89,725
Assets classified as held for sale (Note 4)	8,420	4,487
	95,684	94,212
Total assets	290,927	272,262
Current liabilities
Trade and other payables	52,405	46,329
Derivative financial instruments	3,220	3,856
Accruals	5,932	5,612
Finance debt	9,044	14,626
Current tax payable	1,941	2,920
Provisions	9,338	9,489
	81,880	82,832
Liabilities directly associated with assets classified as held for sale (Note 4)	538	1,047
	82,418	83,879
Non-current liabilities
Other payables	3,437	14,285
Derivative financial instruments	3,773	3,677
Accruals	389	637
Finance debt	35,169	30,710
Deferred tax liabilities	15,078	10,908
Provisions	26,163	22,418
Defined benefit pension plan and other post-retirement benefit plan deficits	12,018	9,857
	96,027	92,492
Total liabilities	178,445	176,371
Net assets	112,482	95,891
Equity
BP shareholders' equity	111,465	94,987
Minority interest	1,017	904
	112,482	95,891

(a)	Adjusted following the termination of the Pan American Energy LLC sale agreement. See Note 4 on pages 28 - 30.

Top of page 15
Condensed group cash flow statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
			Operating activities
8,559	7,490	11,118	Profit (loss) before taxation	38,834	(4,825)
			Adjustments to reconcile profit before taxation
			to net cash provided by operating activities
			Depreciation, depletion and amortization
2,877	2,674	3,083	and exploration expenditure written off	12,159	11,539
			Impairment and (gain) loss on sale of
(1,552)	(579)	(972)	businesses and fixed assets	(2,072)	(4,694)
			Earnings from equity-accounted entities,
(76)	(687)	856	less dividends received	(839)	(1,480)
			Net charge for interest and other finance
5	15	(54)	expense, less net interest paid	(109)	139
72	128	(205)	Share-based payments	(88)	197
			Net operating charge for pensions and other
			post-retirement benefits, less contributions
(298)	(106)	(300)	and benefit payments for unfunded plans	(1,004)	(959)
2,005	555	71	Net charge for provisions, less payments	835	19,217
			Movements in inventories and other current
(10,215)	(372)	(6,049)	and non-current assets and liabilities(b)	(17,527)	1,092
(1,555)	(2,226)	(2,538)	Income taxes paid	(8,035)	(6,610)
			Net cash provided by (used in)
(178)	6,892	5,010	operating activities	22,154	13,616
			Investing activities
(5,118)	(4,146)	(5,805)	Capital expenditure(c)	(17,845)	(18,421)
(8)	(2,005)	(3,018)	Acquisitions, net of cash acquired	(10,909)	(2,468)
(174)	(171)	(362)	Investment in jointly controlled entities(c)	(857)	(461)
(27)	(6)	(19)	Investment in associates	(55)	(65)
2,555	447	1,396	Proceeds from disposal of fixed assets(d)	3,500	7,492
			Proceeds from disposal of businesses, net of
4,818	1,627	(3,357)	cash disposed(d)(e)	(768)	9,462
109	63	87	Proceeds from loan repayments	301	501
			Net cash provided by (used in)
2,155	(4,191)	(11,078)	investing activities	(26,633)	(3,960)
			Financing activities
31	14	30	Net issue of shares	74	169
6,529	391	3,596	Proceeds from long-term financing	11,600	11,934
(1,963)	(1,863)	(1,515)	Repayments of long-term financing	(9,102)	(4,702)
(533)	(145)	1,580	Net increase (decrease) in short-term debt	2,227	(3,619)
-	(1,225)	(1,244)	Dividends paid - BP shareholders	(4,072)	(2,627)
(117)	(80)	(63)	Dividends paid - Minority interest	(245)	(315)
			Net cash provided by (used in)
3,947	(2,908)	2,384	financing activities	482	840
			Currency translation differences relating to
(171)	(545)	(246)	cash and cash equivalents	(492)	(279)
			Increase (decrease) in cash and cash
5,753	(752)	(3,930)	equivalents	(4,489)	10,217
			Cash and cash equivalents at beginning
12,803	18,749	17,997	of period	18,556	8,339
18,556	17,997	14,067	Cash and cash equivalents at end of period	14,067	18,556

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.
(b)	Includes

(1,445)	372	(101)	Inventory holding (gains) losses	(2,634)	(1,784)
23	(298)	(166)	Fair value (gain) loss on embedded derivatives	(68)	309
(6,542)	(1,523)	(5,965)	Movements related to Gulf of Mexico oil spill response	(13,264)	3,846

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation. See Note 2 for further information on the cash flow impacts of the Gulf of Mexico oil spill.

(c)
A minor amendment has been made to capital expenditure in each of the first, second and third quarters of 2011 with offsetting amendments to investment in jointly controlled entities, with no net effect on net cash used in investing activities.

(d)
Included in disposal proceeds are deposits received in respect of disposal transactions expected to complete in subsequent periods as follows: fourth quarter 2011 nil; third quarter 2011 nil; fourth quarter 2010 $4,947 million; full year 2011 $500 million; full year 2010 $9,992 million. For further information see Note 8.

(e)	Fourth quarter 2011 includes the repayment of the deposit of $3,530 million following the termination of the Pan American Energy LLC sale agreement as described in Note 4.

Top of page 16
Capital expenditure and acquisitions

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			By business
			Exploration and Production
1,043	1,003	2,336	US(a)(b)	5,363	6,632
2,319	9,309	3,313	Non-US(c)(d)(e)	20,172	11,121
3,362	10,312	5,649		25,535	17,753
			Refining and Marketing
755	729	713	US	2,590	2,761
610	356	656	Non-US	1,540	1,268
1,365	1,085	1,369		4,130	4,029
			Other businesses and corporate
630	198	423	US(f)	877	977
104	63	204	Non-US(g)	976	257
734	261	627		1,853	1,234
5,461	11,658	7,645		31,518	23,016
			By geographical area
2,428	1,930	3,472	US(a)(b)(f)	8,830	10,370
3,033	9,728	4,173	Non-US(c)(d)(e)(g)	22,688	12,646
5,461	11,658	7,645		31,518	23,016
			Included above:
212	6,987	282	Acquisitions and asset exchanges(b)(c)(d)(g)	11,283	3,406

(a)	Fourth quarter and year 2011 included $1,096 million associated with deepening our natural gas asset base.
(b)	Year 2010 included $1,767 million in the US deepwater Gulf of Mexico as part of the transaction with Devon Energy announced in first quarter 2010.
(c)
Third quarter, fourth quarter and year 2011 included $6,957 million, $69 million and $7,026 million respectively relating to the acquisition from Reliance Industries of interests in 21 oil and gas production-sharing agreements in India. See Note 3 for further details.

(d)
Year 2011 included $3,236 million in Brazil as part of the transaction with Devon Energy announced in first quarter 2010. Year 2010 included $1,107 million in Azerbaijan as part of the transaction with Devon Energy.

(e)
Year 2010 included $492 million for the purchase of additional interests in the Valhall and Hod fields in the North Sea, and $900 million relating to the formation of a partnership with Value Creation Inc. to develop the Terre de Grace oil sands acreage in the Athabasca region of Alberta, Canada.

(f)	Fourth quarter and year 2010 included capital expenditure of $390 million and $557 million respectively for wind turbines, which was incurred at the time for future wind projects.
(g)	Year 2011 included capital expenditure of $680 million in Brazil relating to the acquisition of CNAA.

Exchange rates

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
1.58	1.61	1.57	US dollar/sterling average rate for the period	1.60	1.54
1.54	1.57	1.54	US dollar/sterling period-end rate	1.54	1.54
1.36	1.41	1.35	US dollar/euro average rate for the period	1.39	1.32
1.33	1.36	1.29	US dollar/euro period-end rate	1.29	1.33

Top of page 17
Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(b)	2011		2011	2010
			$ million
			By business
			Exploration and Production
1,522	1,432	2,158	US	6,196	9,684
6,478	6,255	5,393	Non-US	24,304	21,202
8,000	7,687	7,551		30,500	30,886
			Refining and Marketing
21	761	31	US	1,415	935
943	732	533	Non-US	4,059	4,620
964	1,493	564		5,474	5,555
			Other businesses and corporate
(225)	(294)	(580)	US	(1,230)	(731)
(325)	(36)	(492)	Non-US	(1,248)	(785)
(550)	(330)	(1,072)		(2,478)	(1,516)
8,414	8,850	7,043		33,496	34,925
(1,010)	(541)	4,108	Gulf of Mexico oil spill response	3,800	(40,858)
56	(213)	127	Consolidation adjustment	(113)	447
			Replacement cost profit (loss) before
7,460	8,096	11,278	interest and tax(c)	37,183	(5,486)
			Inventory holding gains (losses)(d)
114	4	8	Exploration and Production	132	84
1,318	(376)	93	Refining and Marketing	2,487	1,684
13	-	-	Other businesses and corporate	15	16
8,905	7,724	11,379	Profit (loss) before interest and tax	39,817	(3,702)
359	298	326	Finance costs	1,246	1,170
			Net finance income relating to pensions and
(13)	(64)	(65)	other post-retirement benefits	(263)	(47)
8,559	7,490	11,118	Profit (loss) before taxation	38,834	(4,825)
			Replacement cost profit (loss) before
			interest and tax
			By geographical area
385	1,141	5,887	US	10,202	(30,087)
7,075	6,955	5,391	Non-US	26,981	24,601
7,460	8,096	11,278		37,183	(5,486)

(a)
IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.
(c)
Replacement cost profit or loss reflects the replacement cost of supplies. The replacement cost profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure.

(d)
Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

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Non-operating items(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			Exploration and Production
			Impairment and gain (loss) on sale of
1,430	321	1,124	businesses and fixed assets	2,131	3,812
-	(25)	(2)	Environmental and other provisions	(27)	(54)
			Restructuring, integration and
(14)	1	(1)	rationalization costs	-	(137)
(23)	211	166	Fair value gain (loss) on embedded derivatives	191	(309)
(37)	(8)	(703)	Other(b)	(1,165)	(113)
1,356	500	584		1,130	3,199
			Refining and Marketing
			Impairment and gain (loss) on sale of
145	(16)	(114)	businesses and fixed assets	(334)	877
(15)	(193)	(25)	Environmental and other provisions	(219)	(98)
			Restructuring, integration and
(47)	(12)	13	rationalization costs	(4)	(97)
-	-	-	Fair value gain (loss) on embedded derivatives	-	-
3	(6)	(14)	Other	(45)	(52)
86	(227)	(140)		(602)	630
			Other businesses and corporate
			Impairment and gain (loss) on sale of
(23)	274	(38)	businesses and fixed assets	275	5
(22)	(135)	(73)	Environmental and other provisions	(220)	(103)
			Restructuring, integration and
(13)	(18)	(24)	rationalization costs	(39)	(81)
-	87	-	Fair value gain (loss) on embedded derivatives(c)	(123)	-
(9)	(132)	(319)	Other(d)	(715)	(21)
(67)	76	(454)		(822)	(200)
(1,010)	(541)	4,108	Gulf of Mexico oil spill response	3,800	(40,858)
365	(192)	4,098	Total before interest and taxation	3,506	(37,229)
(30)	(14)	(13)	Finance costs(e)	(58)	(77)
335	(206)	4,085	Total before taxation	3,448	(37,306)
(167)	9	(1,466)	Taxation credit (charge)(f)	(1,253)	11,857
168	(197)	2,619	Total after taxation for period	2,195	(25,449)

(a)	An analysis of non-operating items by region is shown on pages 7, 9 and 10.
(b)
Fourth quarter 2011 included a charge of $700 million associated with the termination of the agreement to sell our 60% interest in Pan American Energy LLC to Bridas Corporation (see Note 4 for further information).

(c)	Relates to an embedded derivative arising from a financing arrangement.
(d)	Fourth quarter and full year 2011 included charges of $306 million and $687 million, respectively, in relation to raw materials purchase contracts associated with our exit from the solar business.
(e)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 for further details.
(f)
Tax is calculated by applying discrete quarterly effective tax rates (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of an increase in the supplementary charge on UK oil and gas production) on group profit or loss. However, the US statutory tax rate has been used for recoveries relating to the Gulf of Mexico oil spill and expenditures that qualify for tax relief.

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

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Non-GAAP information on fair value accounting effects

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			Favourable (unfavourable) impact relative to
			management's measure of performance
(12)	(39)	56	Exploration and Production	11	(3)
134	54	(55)	Refining and Marketing	63	42
122	15	1		74	39
(40)	(5)	-	Taxation credit (charge)(a)	(27)	(26)
82	10	1		47	13

(a)
Tax is calculated by applying discrete quarterly effective tax rates (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of an increase in the supplementary charge on UK oil and gas production) on group profit or loss.

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historic cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP's gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading be recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. Under management's internal measure of performance the inventory, capacity, oil and gas processing and LNG contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information
Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
			Exploration and Production
			Replacement cost profit before interest and tax
8,012	7,726	7,495	adjusted for fair value accounting effects	30,489	30,889
(12)	(39)	56	Impact of fair value accounting effects	11	(3)
8,000	7,687	7,551	Replacement cost profit before interest and tax	30,500	30,886
			Refining and Marketing
			Replacement cost profit before interest and tax
830	1,439	619	adjusted for fair value accounting effects	5,411	5,513
134	54	(55)	Impact of fair value accounting effects	63	42
964	1,493	564	Replacement cost profit before interest and tax	5,474	5,555
			Total group
			Profit (loss) before interest and tax
8,783	7,709	11,378	adjusted for fair value accounting effects	39,743	(3,741)
122	15	1	Impact of fair value accounting effects	74	39
8,905	7,724	11,379	Profit (loss) before interest and tax	39,817	(3,702)

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.

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Realizations and marker prices

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010

			Average realizations(a)
			Liquids ($/bbl)(b)
74.60	100.04	99.05	US	96.34	70.79
85.30	104.34	107.31	Europe	107.10	77.39
82.30	106.83	102.89	Rest of World	104.83	75.23
78.80	103.53	101.84	BP Average	101.29	73.41
			Natural gas ($/mcf)
3.31	3.48	3.07	US	3.34	3.88
6.76	8.14	9.11	Europe	8.09	5.49
4.05	5.42	5.45	Rest of World	4.98	3.86
3.98	4.95	5.07	BP Average	4.69	3.97
			Total hydrocarbons ($/boe)
53.60	65.42	65.53	US	64.81	52.37
71.48	91.41	87.04	Europe	88.84	62.93
43.70	58.52	57.24	Rest of World	55.52	41.37
50.41	63.74	63.49	BP Average	62.31	47.90
			Average oil marker prices ($/bbl)
86.46	113.41	109.35	Brent	111.26	79.50
85.13	89.48	94.02	West Texas Intermediate	95.04	79.45
85.92	111.55	110.30	Alaska North Slope	110.12	79.92
84.19	109.54	106.85	Mars	107.54	78.04
85.16	111.52	108.65	Urals (NWE - cif)	109.08	78.26
40.62	49.12	49.69	Russian domestic oil	49.57	36.96
			Average natural gas marker prices
3.80	4.20	3.54	Henry Hub gas price ($/mmBtu)(c)	4.04	4.39
52.43	54.28	56.75	UK Gas - National Balancing Point (p/therm)	56.33	42.45

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Top of page 21
Notes

1.       Basis of preparation

The results for the interim periods and for the year ended 31 December 2011 are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The directors draw attention to Note 2 on pages 21 - 26 which describes the uncertainties surrounding the amounts and timings of liabilities arising from the Gulf of Mexico oil spill. It is likely that the independent auditor's report in the BP Annual Report and Form 20-F 2011 will contain an emphasis of matter paragraph in relation to this matter.

The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the annual financial statements. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2010 included in the BP Annual Report and Form 20-F 2010.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies that will be used in preparing BP Annual Report and Form 20-F 2011, which do not differ significantly from those used in the BP Annual Report and Form 20-F 2010.

New or amended International Financial Reporting Standards adopted

There are no new or amended standards or interpretations adopted with effect from 1 January 2011 that have a significant impact on the financial statements.

2.       Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and
Form 20-F 2010 - Financial statements - Note 2, Note 37 and Note 44, and Legal proceedings on pages 34 - 42 herein. In addition, further information will be included in BP Annual Report and Form 20-F 2011 which will be available from early March 2012.

The group income statement includes a pre-tax credit of $4,095 million for the fourth quarter in relation to the Gulf of Mexico oil spill, and a pre-tax credit of $3,742 million for the full year 2011. The amount for the fourth quarter primarily reflects credits of $4.3 billion relating to settlements agreed in the period, partially offset by adjustments to provisions and functional expenses of the Gulf Coast Restoration Organization (GCRO). The amount for the full year reflects credits of $5.5 billion relating to settlements, partially offset by further costs associated with the spill response, adjustments to provisions, and an increase in the amount provided for legal fees, as well as functional expenses of the GCRO. The pre-tax income statement charge in 2010 amounted to $40,935 million.

Settlements were agreed in the fourth quarter with Anadarko Petroleum Company (Anadarko), one of our co-owners of the Macondo well, for $4 billion in cash plus Anadarko's interest in the lease, and Cameron International Corporation (Cameron), the designer and manufacturer of the Deepwater Horizon blowout preventer, for $250 million in cash. The cash settlement from Anadarko was received in the fourth quarter and was contributed to the trust fund. The settlement from Cameron, recorded within receivables on the balance sheet at 31 December 2011, was received in January 2012 and was also paid immediately into the trust fund.

BP continues to seek to recover certain costs arising from the Deepwater Horizon oil spill from other relevant parties. Such recovery is not certain and BP has therefore not reflected any potential recoveries in its financial statements.

Top of page 22
Notes

2.     Gulf of Mexico oil spill (continued)

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented, as described on pages 2 - 3. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			Income statement
1,010	541	(4,108)	Production and manufacturing expenses	(3,800)	40,858
(1,010)	(541)	4,108	Profit (loss) before interest and taxation	3,800	(40,858)
30	14	13	Finance costs	58	77
(1,040)	(555)	4,095	Profit (loss) before taxation	3,742	(40,935)
287	115	(1,469)	Less: Taxation	(1,387)	12,894
(753)	(440)	2,626	Profit (loss) for the period	2,355	(28,041)

	31 December 2011		31 December 2010
		Of which:		Of which:
		amount related		amount related
	Total	to the trust fund	Total	to the trust fund
$ million

Balance sheet
Current assets
Trade and other receivables	6,587	6,333	5,943	5,943
Current liabilities
Trade and other payables	(5,425)	(4,872)	(6,587)	(5,002)
Provisions	(7,537)	-	(7,938)	-
Net current assets (liabilities)	(6,375)	1,461	(8,582)	941
Non-current assets
Other receivables	1,401	1,401	3,601	3,601
Non-current liabilities
Other payables	-	-	(9,899)	(9,899)
Provisions	(5,655)	-	(8,397)	-
Deferred tax	7,775	-	11,255	-
Net non-current assets (liabilities)	3,521	1,401	(3,440)	(6,298)

Net assets	(2,854)	2,862	(12,022)	(5,357)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			Cash flow statement - Operating activities
(1,040)	(555)	4,095	Profit (loss) before taxation	3,742	(40,935)
			Net charge for interest and other finance
30	14	13	expense, less net interest paid	58	77
2,117	244	202	Net charge for provisions, less payments	558	19,354
			Movements in inventories and other current
(6,542)	(1,523)	(5,965)	and non-current assets and liabilities	(13,264)	3,846
(5,435)	(1,820)	(1,655)	Pre-tax cash flows	(8,906)	(17,658)

Net cash used in operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to $1,178 million and $6,813 million in the fourth quarter and full year 2011 respectively. For the same periods of last year the amounts were $5,415 million and $16,019 million respectively.

Top of page 23
Notes

2.     Gulf of Mexico oil spill (continued)

Trust fund

In 2010, BP established the Deepwater Horizon Oil Spill Trust (the Trust) to be funded in the amount of $20 billion over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. In 2010, BP contributed $5 billion to the fund, and further regular contributions totalling $5 billion were made in 2011. During the fourth quarter, BP also contributed the cash settlement of $4 billion from Anadarko to the trust fund, in addition to the MOEX and Weatherford cash settlements, amounting to $1,140 million, contributed during the third quarter. A further cash settlement of $250 million from Cameron was received in January 2012 and was also contributed to the trust fund. As a result of these accelerated contributions, it is now expected that the $20-billion commitment will have been paid in full by the end of 2012. The income statement charge for 2010 included $20 billion in relation to the trust fund, adjusted to take account of the time value of money. Fines, penalties and claims administration costs are not covered by the trust fund.

The table below shows movements in the funding obligation during the period to 31 December 2011. This liability is recognized within other payables on the balance sheet, and it is expected to be paid in full before the end of 2012.

	Fourth
	quarter	Year
	2011	2011
$ million
Opening balance	10,079	14,901
Unwinding of discount	12	52
Contributions	(5,250)	(10,140)
Other	31	59
At 31 December 2011	4,872	4,872

An asset has been recognized representing BP's right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. We use the term 'reimbursement asset' to describe this asset. BP will not actually receive any reimbursements from the trust fund, instead payments will be made directly to claimants from the trust fund, and BP will be released from its corresponding obligation. The reimbursement asset is recorded within other receivables on the balance sheet apportioned between current and non-current elements. The table below shows movements in the reimbursement asset during the period to 31 December 2011. The amount of the reimbursement asset at 31 December 2011 is equal to the amount of provisions recognized at that date that will be covered by the trust fund - see below.

	Fourth
	quarter	Year
	2011	2011
$ million
Opening balance	7,876	9,544
Increase in provision for items covered by the trust fund	558	1,897
Amounts paid directly by the trust fund	(700)	(3,707)
At 31 December 2011	7,734	7,734
Of which - current	6,333	6,333
- non-current	1,401	1,401

As noted above, the obligation to fund the $20-billion trust fund was recognized in full. Any increases in the provision that will be covered by the trust fund (up to the amount of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. As at 31 December 2011, the cumulative charges for provisions, and the associated reimbursement asset recognized, amounted to $14,464 million. Thus, a further $5,536 million could be provided in subsequent periods for items covered by the trust fund with no net impact on the income statement. Such future increases in amounts provided could arise from adjustments to existing provisions, or from the initial recognition of provisions for items that currently cannot be estimated reliably, namely final judgments and settlements and natural resource damages and related costs. Further information on those items that currently cannot be reliably estimated is provided under Provisions and contingencies below.

It is not possible at this time to conclude whether the $20-billion trust fund will be sufficient to satisfy all claims under the Oil Pollution Act 1990 (OPA 90) or otherwise that will ultimately be paid.

Top of page 24
Notes

2. Gulf of Mexico oil spill (continued)

The Trust agreement does not require BP to make further contributions to the trust fund in excess of the agreed $20 billion should this be insufficient to cover all claims administered by the GCCF, or to settle other items that are covered by the trust fund, as described above. Should the $20-billion trust fund not be sufficient, BP would commence settling legitimate claims and other costs by making payments directly to claimants. In this case, increases in estimated future expenditure above $20 billion would be recognized as provisions with a corresponding charge in the income statement. The provisions would be utilized and derecognized at the point that BP made the payments.

(b) Provisions and contingencies

BP has recorded certain provisions and disclosed certain contingencies as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2010 - Financial statements - Notes 2, 37 and 44. In addition, further information will be included in BP Annual Report and Form 20-F 2011 which will be available from early March 2012.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, spill response costs, litigation and claims, and Clean Water Act penalties. Movements in each class of provision during the fourth quarter and the full year are presented in the tables below.

The environmental provision includes amounts for BP's commitment to fund the Gulf of Mexico Research Initiative, natural resource damage (NRD) assessment costs and emergency NRD restoration projects. In addition, during the year, BP entered a framework agreement with natural resource trustees for the United States and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Gulf of Mexico oil spill. This amount is also included in the provision and funding for these projects will come from the $20-billion trust fund.

Further amounts for spill response costs were provided during the year primarily to recognize increased costs of shoreline clean-up, patrolling and maintenance and vessel decontamination. The majority of the active clean-up of the shorelines was completed in the fourth quarter.

The litigation and claims provision includes the estimated future cost of settling Individual and Business claims, and State and Local claims under OPA 90 and claims for personal injuries, both reported and unreported, as well as claims administration costs and legal fees. The provision was increased during the fourth quarter principally in relation to personal injury and death claims, and claims resulting from the Vessels of Opportunity programme, both of which will be covered by the trust fund. For the year, the increase in the provision was also primarily in relation to personal injury and death claims, and claims resulting from the Vessels of Opportunity programme. BP is seeking reimbursement in respect of certain of the personal injury and death claims pursuant to its insurance and indemnification rights in connection with its Drilling Contract with Transocean. Any recovery is uncertain at this time and consequently no recovery amounts have been recognized in the financial statements. In addition, the amount provided in relation to legal fees, which will not be covered by the trust fund, was increased by $500 million during the year. Previously it was not possible to reliably estimate legal fees beyond 2012.

A provision was recognized in 2010 for the estimated penalties for strict liability under the Clean Water Act, which are based on a specified range per barrel of oil released. No adjustments have been made to this estimate during 2011. The penalty rate per barrel used to calculate the provision is based upon the company's conclusion, amongst other things, that it did not act with gross negligence or engage in wilful misconduct.

BP considers that it is not possible, at this time, to measure reliably any obligation in relation to Natural Resource Damages claims under OPA 90 (other than the estimated costs of the assessment phase and the costs of emergency and early restoration agreements referred to above) or litigation arising from alleged violations of OPA 90, any amounts in relation to fines and penalties except for those relating to the Clean Water Act and any obligation in relation to litigation. These items are therefore disclosed as contingent liabilities - see below.

Top of page 25
Notes

2.       Gulf of Mexico oil spill (continued)

		Spill	Litigation	Clean Water
	Environmental	response	and claims	Act penalties	Total
$ million
At 1 October 2011	1,665	355	8,159	3,510	13,689
Increase in provision - items
not covered by the trust fund	-	73	3	-	76
Increase in provision - items
covered by the trust fund	-	-	558	-	558
Unwinding of discount	1	-	-	-	1
Change in discount rate	17	-	-	-	17
Utilization - paid by BP	(21)	(92)	(336)	-	(449)
- paid by the trust fund	(145)	-	(555)	-	(700)
At 31 December 2011	1,517	336	7,829	3,510	13,192
Of which - current	961	282	6,294	-	7,537
- non-current	556	54	1,535	3,510	5,655
Of which - payable from
the trust fund	1,066	-	6,668	-	7,734

		Spill	Litigation	Clean Water
	Environmental	response	and claims	Act penalties	Total
$ million
At 1 January 2011	809	1,043	10,973	3,510	16,335
Increase in provision - items
not covered by the trust fund	34	586	525	-	1,145
Increase in provision - items
covered by the trust fund	1,133	-	764	-	1,897
Unwinding of discount	6	-	-	-	6
Change in discount rate	17	-	-	-	17
Utilization - paid by BP	(33)	(1,293)	(1,175)	-	(2,501)
- paid by the trust fund	(449)	-	(3,258)	-	(3,707)
At 31 December 2011	1,517	336	7,829	3,510	13,192

The total credit in the income statement is analysed in the table below.

	Fourth
	quarter	Year
	2011	2011
$ million
Increase in provision	634	3,042
Recognition of reimbursement asset	(558)	(1,897)
Change in discount rate relating to provisions	17	17
Change in discounting relating to the trust fund liability	29	43
Other costs charged directly to the income statement	112	512
Settlements credited to the income statement	(4,342)	(5,517)
Profit before interest and taxation	(4,108)	(3,800)
Finance costs	13	58
Profit before taxation	(4,095)	(3,742)

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, significant uncertainty exists in relation to the amount of claims that will become payable by BP, the amount of fines that will ultimately be levied on BP (including any determination of BP's culpability based on any findings of negligence, gross negligence or wilful misconduct), the outcome of litigation and arbitration proceedings, and any costs arising from any longer-term environmental consequences of the oil spill, which will also impact upon the ultimate cost for BP.

In estimating the amount of the provision at 31 December 2011 for Individual and Business Claims, as administered by the GCCF, and State and Local Claims, BP has concluded that a reasonable range of possible outcomes is $4.1 billion to $8.3 billion. BP believes that the provision recorded at 31 December 2011 of $6.1 billion represents a reliable best estimate from within this range of possible outcomes. This amount is included within amounts payable from the trust fund under Litigation and claims in the table above.

Top of page 26
Notes

2.       Gulf of Mexico oil spill (continued)

Whilst BP is ready to settle on fair and reasonable terms, we continue to prepare vigorously for trial. Any settlements which may be reached relating to the Deepwater Horizon oil spill could impact the amount and timing of any future payments. If necessary, BP will update the provision and disclosures in BP Annual Report and Form 20-F 2011 to reflect the position at that time.

Although the provision recognized is the current best reliable estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted below under Contingent liabilities.

Further information on provisions is provided in BP Annual Report and Form 20-F 2010 - Financial statements - Note 37.

Contingent liabilities

BP has provided for its best estimate of certain claims under OPA 90 that will be paid through the $20-billion trust fund. It is not possible, at this time, to measure reliably any other items that will be paid from the trust fund, namely any obligation in relation to Natural Resource Damages claims (except for the estimated costs of the assessment phase and the costs relating to emergency and early restoration agreements as described above under Provisions) and claims resolved by civil litigation, nor is it practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided for these items as at 31 December 2011.

For those items not covered by the trust fund it is not possible to measure reliably any obligation in relation toother litigation or potential fines and penalties except, subject to certain assumptions, for those relating to the Clean Water Act. Therefore no amounts have been provided for these items as at 31 December 2011.

Under the settlement agreements with Anadarko and MOEX noted above, BP has agreed to indemnify Anadarko and MOEX for certain claims arising from the accident (excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims). Under the settlement agreement entered into with M-I SWACO (M-I) (see Legal proceedings on pages 34 - 42), BP agreed to indemnify M-I for certain claims resulting from the accident. M-I was contracted by BP to provide specialized drilling mud and mud engineering services for the Macondo well. It is therefore possible that BP may face claims under these indemnities, but it is not currently possible to reliably measure any obligation in relation to such claims and therefore no amount has been provided as at 31 December 2011.

See Legal proceedings on pages 34 - 42 for further information on contingent liabilities, including information on the federal multi-district litigation proceeding in New Orleans scheduled to begin on 27 February 2012. Any settlements which may be reached relating to the Deepwater Horizon oil spill could impact the amount and timing of any future payments. If necessary, BP will update the provision and disclosures in BP Annual Report and Form 20-F 2011 to reflect the position at that time.

3. Business combinations

On 30 August 2011, BP acquired from Reliance Industries Limited (Reliance) a 30% interest in each of 21 oil and gas production-sharing agreements (PSAs) operated by Reliance in India for $7,026 million. This includes the producing KG D6 block.

In addition, on 17 November 2011, the companies formed a 50:50 joint venture for the sourcing and marketing of gas in India.

This transaction provides BP with access to an emerging market with growth in energy demand; it builds BP's business in natural gas and it represents an important partnership with a leading national energy business.

The transaction has been accounted for as a business combination using the acquisition method. Measurement period adjustments to the acquisition-date fair values of the identifiable assets and liabilities acquired, and contingent consideration payable, were recognized during the fourth quarter. These adjustments reflected new information obtained, including further understanding of the acquired assets and potential development options, and amounted to an overall decrease of $785 million in the net fair value of the identifiable assets and liabilities acquired, an increase of $854 million in the goodwill arising on acquisition and the recognition of $69 million of contingent consideration.

Tope of page 27
Notes

3.       Business combinations (continued)

Goodwill of $2,523 million arose on acquisition, attributed to market access and other benefits arising from the business combination. It is currently uncertain as to whether goodwill recognized for accounting purposes will be deductible for income tax purposes in India, as jurisprudence in this area is currently evolving.

The provisional fair values of the identifiable assets and liabilities acquired, as at the date of acquisition, are as shown in the table below.

$ million
Assets
Property, plant and equipment	1,860
Intangible assets	2,970
Inventories	55
Prepayments	5
Liabilities
Trade and other payables	(145)
Provisions	(242)
4,503
Goodwill arising on acquisition	2,523
Total consideration	7,026

The consideration for the transaction included $6,957 million in cash. In addition, contingent consideration of up to $1,800 million, dependent upon exploration success in certain of the interests resulting in the development of commercial discoveries, was agreed. The fair value of contingent consideration recognized as at the acquisition date amounted to $69 million.

The acquisition-date fair values of the assets and liabilities acquired and the fair value of contingent consideration to be paid continue to be provisional. As we gain further understanding of the acquired properties and development options, these fair values may be further adjusted to reflect information which may be obtained in respect of the acquired assets and liabilities.

An analysis of the cash flows relating to the acquisition is provided below.

$ million
Transaction costs of the acquisition (included in cash flows
from operating activities)	13
Cash consideration paid (included in cash flows
from investing activities)	6,957
Total net cash outflow for the acquisition	6,970

Transaction costs of $13 million have been charged within production and manufacturing expenses in the group income statement.

From the date of acquisition to 31 December 2011, the acquired activities contributed revenues of $268 million and profit of $49 million to the group. If the business combination had taken place on 1 January 2011, it is estimated that the acquired activities would have contributed revenues of $884 million and profit of $219 million to the group.

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Notes

4. Non-current assets held for sale

As a result of the group's disposal programme following the Gulf of Mexico oil spill, various assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 31 December 2011. The carrying amount of the assets held for sale is $8,420 million, with associated liabilities of $538 million. Included within these amounts are the following items, which relate to the Exploration and Production segment unless otherwise stated.

On 18 October 2010, BP announced that it had reached agreement to sell its upstream and midstream assets in Vietnam, together with its upstream businesses and associated interests in Venezuela, to TNK-BP for $1.8 billion in cash, subject to post-closing adjustments. The sale of the Venezuelan business completed during the second quarter of 2011 and the sale of the upstream and certain midstream assets in Vietnam completed during the fourth quarter of 2011. BP is in ongoing negotiations and expects to complete a sale of its equity-accounted investment in the Phu My 3 plant facility in early 2012, subject to the satisfaction of regulatory and other approvals and conditions. The investment in the Phu My 3 plant facility has been classified as held for sale in the group balance sheet at 31 December 2011.

On 1 December 2011, BP announced that it had agreed to sell its Canadian natural gas liquids (NGL) business to Plains Midstream Canada ULC (Plains Midstream), a wholly-owned subsidiary of Plains All American Pipeline, L.P. Plains Midstream will pay BP a total of $1.67 billion in cash, subject to post-closing adjustments, for the business. The assets, and associated liabilities, of this business have been classified as held for sale in the group balance sheet at 31 December 2011. Completion of the transaction is subject to closing conditions including the receipt of all necessary governmental and regulatory approvals. The sale is expected to be completed in the first half of 2012.

Within the Refining and Marketing segment, BP intends to divest the Texas City refinery and related assets, and the southern part of its US West Coast fuels value chain, including the Carson refinery. The non-current assets, together with the inventories, of these businesses have been classified as held for sale in the group balance sheet at 31 December 2011. BP intends to complete the sales in 2012.

Deposits of $30 million ($6.2 billion at 31 December 2010) received in advance of completion of certain of these transactions have been classified as finance debt on the group balance sheet at 31 December 2011. See Note 8 for further information.

The majority of the transactions noted above are subject to post-closing adjustments, which may include adjustments for working capital and adjustments for profits attributable to the purchaser between the agreed effective date and the closing date of the transaction. Such post-closing adjustments may result in the final amounts received by BP from the purchasers differing from the disposal proceeds noted above.

Reinstatement of equity accounting for Pan American Energy LLC during 2011

On 5 November 2011, BP received from Bridas Corporation (Bridas) a notice of termination of the share purchase agreement for their purchase of BP's 60% interest in Pan American Energy LLC (PAE). As a result of Bridas's decision and action, the share purchase agreement governing this transaction, originally agreed on 28 November 2010, was terminated.

BP's interest in PAE was classified as held for sale in the group balance sheet from the date the sale was originally agreed in 2010, and equity accounting for PAE was discontinued from that date. BP did not recognize any share of PAE's profits in the group income statement during the first three quarters of 2011. We continued to recognize reserves and book production during the period.

Following the termination of the sale agreement, our interest in PAE no longer meets the criteria to be classified as held for sale. Under IFRS, equity accounting is reinstated and prior periods are adjusted when a jointly controlled entity ceases to be classified as held for sale. Consequently, BP has adjusted its financial information for each of the quarters previously reported during 2011 to reflect equity accounting for PAE. BP's share of PAE's profit recognized in the first, second and third quarters of 2011 was $130 million, $98 million and $136 million respectively. The amounts for the fourth quarter and full year were $55 million and $419 million respectively.

BP's investment in PAE at 31 December 2010 of $2,641 million has also been reclassified in the group balance sheet from 'Assets classified as held for sale' to 'Investments in jointly controlled entities'. Corresponding adjustments have also been made to the investments in jointly controlled entities amounts presented in the group balance sheets at 31 March, 30 June and 30 September 2011 of $2,771 million, $2,869 million and $3,005 million respectively.

Top of page 29
Notes

4. Non-current assets held for sale (continued)

The following tables set out the adjustments made to the previously reported comparative amounts. Full restated financial information for 2011 will be available in the quarterly supplement of BP Financial and Operating Information 2007-2011 on www.bp.com/investors later in February 2012.

	First quarter 2011		Second quarter 2011		Third quarter 2011
	As	As	As	As	As	As
	reported	adjusted	reported	adjusted	reported	adjusted
$ million
(except per share amounts)
Income statement
Earnings from
jointly controlled entities
- after interest and tax	262	392	303	401	164	300
Profit (loss) for the period	7,185	7,315	5,690	5,788	5,084	5,220

Earnings per share
Basic (cents)	37.86	38.55	29.75	30.27	25.90	26.62
Diluted (cents)	37.42	38.10	29.39	29.90	25.57	26.28

Replacement cost profit
before interest and tax
Exploration and Production
- non-US	6,545	6,675	5,883	5,981	6,119	6,255
Replacement cost profit before
interest and tax - group	9,095	9,225	8,486	8,584	7,960	8,096

Cash flow statement
Profit (loss) before taxation	11,268	11,398	8,730	8,828	7,354	7,490
Earnings from
equity-accounted entities,
less dividends received	(1,446)	(1,576)	666	568	(551)	(687)

Net cash provided by
operating activities	2,404	2,404	7,848	7,848	6,892	6,892

	At 31 March 2011		At 30 June 2011		At 30 September 2011
	As	As	As	As	As	As
	reported	adjusted	reported	adjusted	reported	adjusted
$ million
Balance sheet
Investments in jointly
controlled entities	12,604	15,375	12,483	15,352	12,448	15,453
Assets classified as held for sale	6,241	3,600	10,167	7,526	8,732	6,091
Equity	103,183	103,313	108,408	108,636	110,295	110,659

	At 31 December 2010
	As	As
	reported	adjusted
$ million
Balance sheet
Investments in jointly controlled entities	12,286	14,927
Assets classified as held for sale	7,128	4,487
Equity	95,891	95,891

As a result of the termination of the agreement, BP has repaid the deposit for the transaction of $3,530 million received at the end of 2010 and held by BP as short-term finance debt. This repayment is presented within disposal proceeds in the condensed group cash flow statement.

Top of page 30
Notes

4. Non-current assets held for sale (continued)

In addition, under the share purchase agreement BP was required to make a payment of $700 million to Bridas upon termination in full settlement of any and all past claims between the two companies and also as consideration for amendments to the PAE agreement which terminate certain legacy restrictive covenants among BP, PAE and Bridas. These legacy restrictive covenants, absent waiver, had required BP, Bridas and certain of their affiliates to abide by area of mutual interest arrangements to offer to PAE, subject to various conditions, the right to invest in certain oil and gas businesses and interests in defined areas onshore and offshore South America.

This $700 million amount has been recognized in the group income statement in the fourth quarter in the Exploration and Production segment. Subsequent to payment of this amount by BP in November 2011, Bridas returned this $700 million to BP claiming that the share purchase agreement was void; BP disputes this claim by Bridas and maintains that the share purchase agreement and its terms which survive termination (including the settlement and termination of legacy restrictive covenants) remain valid and binding. The $700 million returned to BP is shown in the balance sheet at 31 December 2011 within cash and cash equivalents and within current trade and other payables.

5.     Sales and other operating revenues

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			By business
17,759	17,997	20,655	Exploration and Production	75,475	66,266
71,161	88,259	84,538	Refining and Marketing	344,116	266,751
985	677	439	Other businesses and corporate	2,957	3,328
89,905	106,933	105,632		422,548	336,345

			Less: sales and other operating revenues
			between businesses
9,536	11,371	11,331	Exploration and Production	44,766	37,049
467	(45)	650	Refining and Marketing	1,396	1,358
199	224	210	Other businesses and corporate	869	831
10,202	11,550	12,191		47,031	39,238

			Third party sales and other operating
			revenues
8,223	6,626	9,324	Exploration and Production	30,709	29,217
70,694	88,304	83,888	Refining and Marketing	342,720	265,393
786	453	229	Other businesses and corporate	2,088	2,497
			Total third party sales and other
79,703	95,383	93,441	operating revenues	375,517	297,107

			By geographical area
27,635	36,584	33,975	US	140,223	107,256
60,121	70,110	69,525	Non-US	276,840	220,059
87,756	106,694	103,500		417,063	327,315
			Less: sales and other operating revenues
8,053	11,311	10,059	between areas	41,546	30,208
79,703	95,383	93,441		375,517	297,107

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Notes

6. Production and similar taxes

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
351	394	523	US	1,854	1,093
1,173	1,627	1,549	Non-US	6,426	4,151
1,524	2,021	2,072		8,280	5,244

7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method. If the inclusion of potentially issuable shares would decrease the loss per share, the potentially issuable shares are excluded from the diluted EpS calculation.

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011(a)	2011		2011	2010
			$ million
			Results for the period
			Profit (loss) for the period
5,567	5,043	7,685	attributable to BP shareholders	25,700	(3,719)
1	-	1	Less: preference dividend	2	2
			Profit (loss) attributable to BP
5,566	5,043	7,684	ordinary shareholders	25,698	(3,721)
			Inventory holding (gains) losses,
(953)	233	(79)	net of tax	(1,800)	(1,195)
			RC profit (loss) attributable to BP
4,613	5,276	7,605	ordinary shareholders	23,898	(4,916)

			Number of shares
			Basic weighted average number of
18,793,234	18,946,831	18,966,159	shares outstanding (thousand)(b)	18,904,812	18,785,912
3,132,206	3,157,805	3,161,026	ADS equivalent (thousand)(b)	3,150,802	3,130,985

			Weighted average number of
			shares outstanding used to
			calculate diluted
19,008,309	19,187,001	19,215,844	earnings per share (thousand)(b)	19,136,200	18,997,807
3,168,052	3,197,834	3,202,641	ADS equivalent (thousand)(b)	3,189,367	3,166,301

			Shares in issue at period-end
18,796,498	18,958,049	18,977,214	(thousand)(b)	18,977,214	18,796,498
3,132,750	3,159,675	3,162,869	ADS equivalent (thousand)(b)	3,162,869	3,132,750

(a)	Adjusted to include BP's share of Pan American Energy LLC's profit. See Note 4 on pages 28 - 30.
(b)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issued in the future under employee share plans.

Top of page 32
Notes

8.       Analysis of changes in net debt(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			$ million
			Opening balance
39,979	46,890	45,283	Finance debt	45,336	34,627
12,803	18,749	17,997	Less: Cash and cash equivalents	18,556	8,339
			Less: FV asset of hedges related
797	1,173	1,454	to finance debt	916	127
26,379	26,968	25,832	Opening net debt	25,864	26,161

			Closing balance
45,336	45,283	44,213	Finance debt	44,213	45,336
18,556	17,997	14,067	Less: Cash and cash equivalents	14,067	18,556
			Less: FV asset of hedges related
916	1,454	1,133	to finance debt	1,133	916
25,864	25,832	29,013	Closing net debt	29,013	25,864
515	1,136	(3,181)	Decrease (increase) in net debt	(3,149)	297

			Movement in cash and cash equivalents
5,924	(207)	(3,684)	(excluding exchange adjustments)	(3,997)	10,496
			Net cash outflow (inflow) from financing
(4,033)	1,617	(3,661)	(excluding share capital)	(4,725)	(3,613)
			Movement in finance debt relating to
(1,152)	100	4,470	investing activities(b)(c)	6,167	(6,197)
(185)	68	(184)	Other movements	(132)	(304)
			Movement in net debt before exchange
554	1,578	(3,059)	effects	(2,687)	382
(39)	(442)	(122)	Exchange adjustments	(462)	(85)
515	1,136	(3,181)	Decrease (increase) in net debt	(3,149)	297

(a)	Net debt is a non-GAAP measure.
(b)
During the fourth quarter 2011 disposal transactions were completed in respect of which deposits of $940 million had been received in advance (third quarter 2011 $100 million, fourth quarter 2010 $3,795 million, year 2011 $3,137 million and year 2010 $3,795 million). In addition, deposits of nil were received in the fourth quarter 2011, in respect of disposals expected to complete in subsequent periods (third quarter 2011 nil, fourth quarter 2010 $4,947 million, year 2011 $500 million and year 2010 $9,992 million). At 31 December 2011, finance debt includes $30 million of deposits received in advance relating to disposal transactions ($6,197 million at 31 December 2010).

(c)
Fourth quarter 2011 includes the repayment of the deposit of $3,530 million received in the fourth quarter 2010 following the termination of the Pan American Energy LLC sale agreement as described in Note 4.

At 31 December 2011, $131 million of finance debt ($128 million at 30 September 2011 and $790 million at 31 December 2010) was secured by the pledging of assets, and no finance debt was secured in connection with deposits received relating to certain disposal transactions expected to complete in subsequent periods ($3,530 million at 30 September 2011 and $4,780 million at 31 December 2010). In addition, in connection with $2,344 million of finance debt ($2,426 million at 30 September 2011 and $4,588 million at 31 December 2010), BP has entered into crude oil sales contracts in respect of oil produced from certain fields in offshore Angola and Azerbaijan to provide security to the lending banks. The remainder of finance debt was unsecured.

During the first quarter 2011, the company signed new three-year committed standby facilities totalling $6.8 billion, available to draw and repay until mid-March 2014, largely replacing existing arrangements. At 31 December 2011, the total available undrawn committed borrowing facilities stood at $6.9 billion ($6.9 billion at 30 September 2011).

Top of page 33
Notes

9. TNK-BP operational and financial information

Fourth	Third	Fourth
quarter	quarter	quarter		Year	Year
2010	2011	2011		2011	2010
			Production (Net of royalties) (BP share)
858	883	886	Crude oil (mb/d)	871	856
698	664	783	Natural gas (mmcf/d)	710	640
978	998	1,021	Total hydrocarbons (mboe/d)(a)	994	967
			$ million
			Income statement (BP share)
1,263	1,558	1,489	Profit before interest and tax	5,992	3,866
(30)	(36)	(27)	Finance costs	(132)	(128)
(311)	(486)	(363)	Taxation	(1,333)	(913)
(68)	(108)	(91)	Minority interest	(342)	(208)
854	928	1,008	Net income	4,185	2,617
			Cash flow
790	425	1,688	Dividends received	3,747	1,780

Balance sheet	31 December	31 December
	2011	2010
Investments in associates	10,013	9,995

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

10.    Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 6 February 2012, is unaudited and does not constitute statutory financial statements. Audited financial information is expected to be published in BP Annual Report and Form 20-F 2011 on 6 March 2012 and delivered to the Registrar of Companies in due course. BP Annual Report and Form 20-F 2010 has been filed with the Registrar of Companies in England and Wales. The report of the auditors on those accounts was unqualified and contained an emphasis of matter paragraph relating to significant uncertainty over provisions and contingencies related to the Gulf of Mexico oil spill. The report of the auditors on those accounts did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Top of page 34
Legal proceedings

Proceedings relating to the Deepwater Horizon oil spill
BP p.l.c., BP Exploration & Production Inc. (BP E&P) and various other BP entities (collectively referred to as BP) are among the companies named as defendants in approximately 600 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the Incident) and further actions are likely to be brought. BP E&P is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico (Macondo), where the Deepwater Horizon was deployed at the time of the Incident. The other working interest owners at the time of the Incident were Anadarko Petroleum Company (Anadarko) and MOEX Offshore 2007 LLC (MOEX). The Deepwater Horizon, which was owned and operated by certain affiliates of Transocean, Ltd. (Transocean), sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations, insurers, and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, wrongful death, commercial and economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, claims for unpaid wages, injunctive and declaratory relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina, property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, gasoline distributors, shipping interests, restaurant and hotel owners, cruise lines and others who are property and/or business owners alleged to have suffered economic loss. Among other claims arising from the spill response efforts, lawsuits have been filed claiming that additional payments are due by BP under certain Master Vessel Charter Agreements entered into in the course of the Vessels of Opportunity Program implemented as part of the response to the Incident.

Shareholder derivative lawsuits related to the Incident have also been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. On 15 September 2011, the judge in the federal multi-district litigation proceeding in Houston granted BP's motion to dismiss the consolidated shareholder derivative litigation pending there on the grounds that the courts of England are the appropriate forum for the litigation. On 8 December 2011, a final judgment was entered dismissing the shareholder derivative case, and on 3 January 2012, one of the derivative plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Fifth Circuit.

Purported class action lawsuits have been filed in US federal courts against BP entities and various current and former officers and directors alleging, among other things, securities fraud claims, violations of the Employee Retirement Income Security Act (ERISA) and contractual and quasi-contractual claims related to the cancellation of the dividend on 16 June 2010. In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (RICO). In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities, derivative, ERISA and dividend cases and another in federal court in New Orleans for the remaining cases.

On 1 June 2010, the US Department of Justice (DoJ) announced that it is conducting an investigation into the Incident encompassing possible violations of US civil or criminal laws. The types of enforcement action that might be pursued and the nature of the remedies that might be sought will depend on the judgment and discretion of the prosecutors and regulatory authorities and their assessment as to whether BP has violated any applicable laws and its culpability following their investigations. Such enforcement actions could include criminal proceedings against BP and/or employees of the group. Prosecutors have broad discretion in identifying what, if any, charges to pursue, but such charges could include, among others, criminal environmental, criminal securities and obstruction-related offences. The United States filed a civil complaint in the multi-district litigation proceeding in New Orleans against BP E&P and others on 15 December 2010 (DoJ Action). The complaint seeks a declaration of liability under the Oil Pollution Act of 1990 (OPA 90) and civil penalties under the Clean Water Act and sets forth a purported reservation of rights on behalf of the US to amend the complaint or file additional complaints seeking various remedies under various US federal laws and statutes. On 8 December 2011, the US brought a motion for partial summary judgment seeking, among other things, an order finding that BP, Transocean, and Anadarko are strictly liable for a civil penalty under Section 311(b) (7)(A) of the Clean Water Act. This motion remains pending.

On 18 February 2011, Transocean filed a third party complaint against BP, the US government, and other corporations involved in the Incident, naming those entities as formal parties in its Limitation of Liability action pending in federal court in New Orleans.

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On 4 April 2011, BP initiated contractual out-of-court dispute resolution proceedings against Anadarko and MOEX, claiming that they have breached the parties' contract by failing to reimburse BP for their working-interest share of Incident-related costs. On 19 April 2011, Anadarko filed a cross-claim against BP, alleging gross negligence and 15 other counts under state and federal laws. Anadarko sought a declaration that it was excused from its contractual obligation to pay Incident-related costs. Anadarko also sought damages from alleged economic losses and contribution or indemnity for claims filed against it by other parties. On 20 May 2011, BP and MOEX announced a settlement agreement of all claims between them, including a cross-claim brought by MOEX on 19 April 2011 similar to the Anadarko claim. Under the settlement agreement, MOEX has paid BP $1.065 billion, which BP has applied toward the $20-billion Trust and has also agreed to transfer all of its 10% interest in the MC252 lease to BP. On 17 October 2011, BP and Anadarko announced that they had reached a final agreement to settle all claims between the companies related to the Incident, including mutual releases of all claims between BP and Anadarko that are subject to the contractual out-of-court dispute resolution proceedings or the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, Anadarko has paid BP $4 billion, which BP has applied toward the $20-billion Trust, and has also agreed to transfer all of its 25% interest in the MC252 lease to BP. BP has agreed to indemnify Anadarko for certain claims arising from the accident (excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims). The settlement agreement also grants Anadarko the opportunity for a 12.5 per cent participation in certain future recoveries from third parties and certain insurance proceeds in the event that such recoveries and proceeds exceed $1.5 billion in aggregate. Any such payments to Anadarko are capped at a total of $1 billion. The settlement agreements with Anadarko and MOEX are not an admission of liability by any party regarding the accident.

On 20 April 2011, Transocean filed claims in its Limitation of Liability action alleging that BP had breached BP America Production Company's contract with Transocean Holdings LLC by BP not agreeing to indemnify Transocean against liability related to the Incident and by not paying certain invoices. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution. On 1 November 2011, Transocean filed a motion for partial summary judgment on certain claims filed in the Limitation Action and the DoJ Action between BP and Transocean. Transocean's motion sought an order which would bar BP's contribution claims against Transocean and require BP to defend and indemnify Transocean against all pollution claims, including those resulting from any gross negligence, and from civil fines and penalties sought by the government. On 7 December 2011, BP filed a cross-motion for summary judgment seeking an order that BP is not required to indemnify Transocean for any civil fines and penalties sought by the government or for punitive damages.

On 26 January 2012, the judge ruled on BP's and Transocean's indemnity motions, holding that BP is required to indemnify Transocean for third-party claims for compensatory damages resulting from pollution originating beneath the surface of the water, regardless of whether the claim results from Transocean's strict liability, negligence, or gross negligence. The court, however, ruled that BP does not owe Transocean indemnity for such claims to the extent Transocean is held liable for punitive damages or for civil penalties under the Clean Water Act, or if Transocean acted with intentional or wilful misconduct in excess of gross negligence. The court further held that BP's obligation to defend Transocean for third-party claims does not require BP to fund Transocean's defence of third-party claims at this time, nor does it include Transocean's expenses in proving its right to indemnity. The court deferred a final ruling on the question of whether Transocean breached its drilling contract with BP so as to invalidate the contract's indemnity clause.

On 20 April 2011, Halliburton Energy Services, Inc. (Halliburton), filed claims in Transocean's Limitation of Liability action seeking indemnification from BP for claims brought against Halliburton in that action, and Cameron International Corporation (Cameron) asserted claims against BP for contribution under state law, maritime law, and OPA 90, as well as for contribution on the basis of comparative fault. Halliburton also asserted a claim for negligence, gross negligence and wilful misconduct against BP and others. On 19 April 2011, Halliburton filed a separate lawsuit in Texas state court seeking indemnification from BP E&P for certain tort and pollution-related liabilities resulting from the Incident. On 3 May 2011, BP E&P removed Halliburton's case to federal court, and on 9 August 2011, the action was transferred to the federal multi-district litigation proceedings pending in New Orleans.

Subsequently, on 30 November 2011, Halliburton filed a motion for summary judgment in the federal multi-district litigation proceedings pending in New Orleans. Halliburton's motion seeks an order stating that Halliburton is entitled to full and complete indemnity, including payment of defence costs, from BP for claims related to the Incident and denying BP's claims seeking contribution against Halliburton. On 21 December 2011, BP filed a cross-motion for partial summary judgment seeking an order that BP has no contractual obligation to indemnify Halliburton for fines, penalties, or punitive damages resulting from the Incident.

On 31 January 2012, the judge ruled on BP's and Halliburton's indemnity motions, holding that BP is required to indemnify Halliburton for third-party claims for compensatory damages resulting from pollution that did not originate from property or equipment of Halliburton located above the surface of the land or water, regardless of whether the claims result from Halliburton's gross negligence. The court, however, ruled that BP does not owe Halliburton indemnity to the extent that Halliburton is held liable for punitive damages or for civil penalties under the Clean Water Act. The court further held that BP's obligation to defend Halliburton for third-party claims does not require BP to fund Halliburton's defence of third-party claims at this time, nor does it include Halliburton's expenses in proving its right to indemnity. The court deferred ruling on whether BP is required to indemnify Halliburton for any penalties or fines under the Outer Continental Shelf Lands Act. It also deferred ruling on whether Halliburton acted so as to invalidate the indemnity by breaching its contract with BP, by committing fraud, or by committing another act that materially increased the risk to BP or prejudiced the rights of BP as an indemnitor.

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On 1 September 2011, Halliburton filed an additional lawsuit against BP in Texas state court. Its complaint alleges that BP did not identify the existence of a purported hydrocarbon zone at the Macondo well to Halliburton in connection with Halliburton's cement work performed before the Incident and that BP has concealed the existence of this purported hydrocarbon zone following the Incident. Halliburton claims that the alleged failure to identify this information has harmed its business ventures and reputation and resulted in lost profits and other damages. On 16 September 2011, BP removed the action to federal court, where it was stayed pending a decision by the Judicial Panel on Multidistrict Litigation on transfer of the action to the multi-district litigation proceeding in New Orleans. On 1 September 2011, Halliburton also moved to amend its claims in Transocean's Limitation of Liability action to add claims for fraud based on similar factual allegations to those included in its 1 September 2011 lawsuit against BP in Texas state court. On 11 October 2011, the magistrate judge in the federal multi-district litigation proceeding in New Orleans denied Halliburton's motion to amend its claims, and Halliburton's motion to review the order was denied by the judge on 19 December 2011.

On 20 April 2011, BP asserted claims against Cameron, Halliburton, and Transocean in the Limitation of Liability action. BP's claims against Transocean include breach of contract, unseaworthiness of the Deepwater Horizon vessel, negligence (or gross negligence and/or gross fault as may be established at trial based upon the evidence), contribution and subrogation for costs (including those arising from litigation claims) resulting from the Incident, as well as a declaratory claim that Transocean is wholly or partly at fault for the Incident and responsible for its proportionate share of the costs and damages. BP asserted claims against Halliburton for fraud and fraudulent concealment based on Halliburton's misrepresentations to BP concerning, among other things, the stability testing on the foamed cement used at the Macondo well; for negligence (or, if established by the evidence at trial, gross negligence) based on Halliburton's performance of its professional services, including cementing and mud logging services; and for contribution and subrogation for amounts that BP has paid in responding to the Incident, as well as in OPA assessments and in payments to plaintiffs. BP filed a similar complaint in federal court in the Southern District of Texas, Houston Division, against Halliburton, and the action was transferred on 4 May 2011 to the federal multi-district litigation proceeding pending in New Orleans.

On 20 April 2011, BP filed claims against Cameron, Halliburton, and Transocean in the DoJ Action, seeking contribution for any assessments against BP under OPA 90 based on those entities' fault. On 20 June 2011, Cameron and Halliburton moved to dismiss BP's claims against them in the DoJ Action. BP's claim against Cameron has been resolved pursuant to settlement, but Halliburton's motion remains pending.

On 16 December 2011, BP and Cameron announced their agreement to settle all claims between the companies related to the Incident, including mutual releases of claims between BP and Cameron that are subject to the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, Cameron has paid BP $250 million in cash in January 2012, which BP has applied toward the $20-billion Trust. BP has agreed to indemnify Cameron for compensatory claims arising from the accident, including claims brought relating to pollution damage or any damage to natural resources, but excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims.

On 20 May 2011, Dril-Quip, Inc. and M-I L.L.C. filed claims against BP in Transocean's Limitation of Liability action, each claiming a right to contribution from BP for damages assessed against them as a result of the Incident, based on allegations of negligence. M-I L.L.C. also claimed a right to indemnity for such damages based on its well services contracts with BP. On 20 June 2011, BP filed counter-complaints against Dril-Quip, Inc. and M-I L.L.C., asking for contribution and subrogation based on those entities' fault in connection with the Incident and under OPA, and seeking declaratory judgment that Dril-Quip, Inc. and M-I L.L.C. caused or contributed to, and are responsible in whole or in part for damages incurred by BP in relation to, the Incident. On 20 January 2012, the court granted Dril-Quip, Inc.'s motion for summary judgment, dismissing with prejudice all claims asserted against Dril-Quip in the federal multi-district litigation proceeding in New Orleans.

On 21 January 2012, BP and M-I entered into an agreement settling all claims between the companies related to the Incident, including mutual releases of claims between BP and M-I that are subject to the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, M-I has agreed to indemnify BP for personal injury and death claims brought by M-I employees. BP has agreed to indemnify M-I for claims resulting from the accident, but excluding certain claims.

On 30 May 2011, Transocean filed claims against BP in the DoJ Action alleging that BP America Production Company had breached its contract with Transocean Holdings LLC by not agreeing to indemnify Transocean against liability related to the Incident. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution. On 20 June 2011, Cameron filed similar claims against BP in the DoJ Action.

On 26 August 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss a master complaint raising claims for economic loss by private plaintiffs, dismissing plaintiffs' state law claims and limiting the types of maritime law claims plaintiffs may pursue, but also held that certain classes of claimants may seek punitive damages under general maritime law. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

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On 14 September 2011, the BOEMRE issued its report (BOEMRE Report) regarding the causes of the 20 April 2010 Macondo well blowout. The BOEMRE Report states that decisions by BP, Halliburton and Transocean increased the risk or failed to fully consider or mitigate the risk of a blowout on 20 April 2010. The BOEMRE Report also states that BP, and Transocean and Halliburton, violated certain regulations related to offshore drilling. In itself, the BOEMRE Report does not constitute the initiation of enforcement proceedings relating to any violation. On 12 October 2011, the U.S. Department of the Interior Bureau of Safety and Environmental Enforcement issued to BP E&P, Transocean, and Halliburton Notification of Incidents of Noncompliance (INCs). The notification issued to BP E&P is for a number of alleged regulatory violations concerning Macondo well operations. The Department of Interior has indicated that this list of violations may be supplemented as additional evidence is reviewed, and on 7 December 2011, the Bureau of Safety and Environmental Enforcement issued to BP E&P a second INC. This notification was issued to BP for five alleged violations related to drilling and abandonment operations at the Macondo well. BP has filed an administrative appeal with respect to the first and second INCs. BP has also filed a joint stay of proceedings with the Department of Interior with respect to the 12 October 2011 INCs and plans to file a joint stay regarding the 7 December 2011 INCs.

On 30 September 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss a master complaint asserting personal injury claims on behalf of persons exposed to crude oil or chemical dispersants, dismissing plaintiffs' state law claims, claims by seamen for punitive damages, claims for medical monitoring damages by asymptomatic plaintiffs, claims for battery and nuisance under maritime law, and claims alleging negligence per se. As with his other rulings on motions to dismiss master complaints, the judge did not lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

A Trial of Liability, Limitation, Exoneration, and Fault Allocation is scheduled to begin in the federal multi-district litigation proceeding in New Orleans on 27 February 2012. Pursuant to the court's pre-trial order issued 14 September 2011, the trial will proceed in three phases and will include issues asserted in or relevant to the claims, counterclaims, cross-claims, third party claims, and comparative fault defences raised in Transocean's Limitation of Liability Action. Whilst BP is ready to settle on fair and reasonable terms, we continue to prepare vigorously for trial.

On 18 October 2011, Cameron filed a petition for writ of mandamus with United States Court of Appeals for the Fifth Circuit seeking an order vacating the trial plan for the 27 February 2012 trial and requiring that all claims against Cameron in that proceeding be tried before a jury. On 26 December 2011, the Court of Appeals denied the application for mandamus.

The State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, civil penalties under state law, declaratory and injunctive relief, and punitive damages as a result of the Incident. The State of Louisiana has filed a lawsuit to declare various BP entities (as well as other entities) liable for removal costs and damages, including natural resource damages under federal and state law, to recover civil penalties, attorney's fees, and response costs under state law, and to recover for alleged negligence, nuisance, trespass, fraudulent concealment and negligent misrepresentation of material facts regarding safety procedures and BP's (and other defendants') ability to manage the oil spill, unjust enrichment from economic and other damages to the State of Louisiana and its citizens, and punitive damages. The Louisiana Department of Environmental Quality has issued an administrative order seeking environmental civil penalties and other relief under state law. On 23 September 2011, BP removed this matter to federal district court. Several local governments in the State of Louisiana have filed suits under state wildlife statutes seeking penalties for damage to wildlife as a result of the spill. On 10 December 2010, the Mississippi Department of Environmental Quality issued a Complaint and Notice of Violation alleging violations of several state environmental statutes.

On 14 November 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss the complaints filed by the States of Alabama and Louisiana. The judge's order dismissed the States' claims brought under state law, including claims for civil penalties and the State of Louisiana's request for a declaratory judgment under the Louisiana Oil Spill Prevention and Response Act, holding that those claims were pre-empted by federal law. It also dismissed the State of Louisiana's claims of nuisance and trespass under general maritime law. The judge's order further held that the States have stated claims for negligence and products liability under general maritime law, that the States have sufficiently alleged presentment of their claims under OPA 90, and that the States may seek punitive damages under general maritime law. On 9 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss a master complaint brought on behalf of local government entities. The judge's order dismissed plaintiffs' state law claims and limited the types of maritime law claims plaintiffs may pursue, but also held that the plaintiffs have sufficiently alleged presentment of their claims under OPA 90 and that certain local government entity claimants may seek punitive damages under general maritime law. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

On 9 December 2011 and 28 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans also granted BP's motions to dismiss complaints filed by the District Attorneys of eleven parishes in the State of Louisiana seeking penalties for damage to wildlife, holding that those claims are pre-empted by the Clean Water Act. Many of the parishes have filed notices of appeal to the U.S. Court of Appeals for the Fifth Circuit.

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On 15 September 2010, three Mexican states bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Incident harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the states to incur expenses in preparing a response to the Incident. On 9 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP's motion to dismiss the three Mexican states' complaints, dismissing their claims under OPA 90 and for nuisance and negligence per se, and preserving their claims for negligence and gross negligence only to the extent there has been a physical injury to a proprietary interest of the states. On 5 April 2011, the State of Yucatan submitted a claim to the GCCF alleging potential damage to its natural resources and environment, and seeking to recover the cost of assessing the alleged damage. BP anticipates further claims from the Mexican federal government.

Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. On 16 June 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted BP's motion to dismiss a master complaint raising claims for injunctive relief under various federal environmental statutes brought by various citizens groups and others. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims for injunctive relief or otherwise apply his dismissal of the master complaint to those individual complaints. In addition, a different set of environmental groups filed a motion to reconsider dismissal of their Endangered Species Act claims on 14 July 2011. That motion remains pending. On 31 January 2012, the court, on motion by the Center for Biological Diversity, entered final judgment on the basis of the 16 June 2011 order with respect to two actions brought against BP by that plaintiff. On 2 February 2012, the Center for Biological Diversity filed a notice of appeal of both actions.

On 15 July 2011, the judge granted BP's motion to dismiss a master complaint raising RICO claims against BP. The court's order dismissed the claims of the plaintiffs in four RICO cases encompassed by the master complaint.

The DoJ announced on 7 March 2011 that it created a unified task force of federal agencies, led by the DoJ Criminal Division, to investigate the Gulf of Mexico incident. Other US federal agencies may commence investigations relating to the Incident. The SEC and DoJ are investigating securities matters arising in relation to the Incident.

On 21 April 2011, BP entered a framework agreement with natural resource trustees for the United States and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Deepwater Horizon oil spill. Funding for these projects will come from the $20-billion Trust fund.

BP's potential liabilities resulting from threatened, pending and potential future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group's business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. These potential liabilities may continue to have a material adverse effect on the group's results and financial condition. See Financial statements - Note 2 on pages 21 - 26 for information regarding the financial impact of the Incident.

Investigations and reports relating to the Deepwater Horizon Oil Spill
BP is subject to a number of investigations related to the Incident by numerous agencies of the US government. The related published reports are available on the websites of the agencies and commissions referred to below.

On 11 January 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission), established by President Obama, published its report on the causes of the Incident and its recommendations for policy and regulatory changes for offshore drilling. On 17 February 2011, the National Commission's Chief Counsel published a separate report on his investigation that provides additional information regarding the causes of the Incident.

In a report dated 20 March 2011, with an Addendum dated 30 April 2011, the Joint Investigation Team (JIT) for the Marine Board of Investigation established by the US Coast Guard and Bureau of Ocean Energy Management (BOEMRE) issued the Final Report of the Forensic Examination of the Deepwater Horizon Blowout Preventer (BOP) prepared by Det Norske Veritas (BOP Report). The BOP Report concludes that the position of the drill pipe against the blind shear rams prevented the BOP from functioning as intended. Subsequently, BP helped to sponsor additional BOP testing conducted by Det Norske Veritas under court auspices, which concluded on 21 June 2011. BP continues to review the BOP Report and is in the process of evaluating the data obtained from the additional testing.

On 22 April 2011, the US Coast Guard issued its report (Maritime Report) focused upon the maritime aspects of the Incident. The Maritime Report criticizes Transocean's maintenance operations and safety culture, while also criticizing the Republic of the Marshall Islands - the flag state responsible for certifying Transocean's Deepwater Horizon vessel.

The US Chemical Safety and Hazard Investigation Board (CSB) is also conducting an investigation of the Incident that is focused on the explosions and fire, and not the resulting oil spill or response efforts. The CSB is expected to issue a single investigation report in 2012 that will seek to identify the alleged root cause(s) of the Incident, and recommend improvements to BP and industry practices and to regulatory programmes to prevent recurrence and mitigate potential consequences.

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Also, at the request of the Department of the Interior, the National Academy of Engineering/National Research Council established a Committee (Committee) to examine the performance of the technologies and practices involved in the probable causes of the Incident and to identify and recommend technologies, practices, standards and other measures to avoid similar future events. On 17 November 2010 the Committee publicly released its interim report setting forth the Committee's preliminary findings and observations on various actions and decisions including well design, cementing operations, well monitoring, and well control actions. The interim report also considers management, oversight, and regulation of offshore operations. On 14 December 2011, the Committee published its final report, including findings and recommendations. A second, unrelated National Academies Committee will be looking at the methodologies available for assessing spill impacts on ecosystem services in the Gulf of Mexico, with a final report expected in late 2012 or early 2013, and a third National Academies Committee will be studying methods for assessing the effectiveness of safety and environmental management systems (SEMS) established by offshore oil and gas operators.

On 10 March 2011, the Flow Rate Technical Group (FRTG), Department of the Interior, issued its final report titled "Assessment of Flow Rate Estimates for the Deepwater Horizon/Macondo Well Oil Spill." The report provides a summary of the strengths and limitations of the different methods used by the US government to estimate the flow rate and a range of estimates from 13,000 bpd to over 100,000 bpd. The report concludes that the most accurate estimate was 53,000 bpd just prior to shut in, with an uncertainty on that value of ±10% based on FRTG collective experience and judgment, and, based on modelling, the flow on day one of the Incident was 62,000 bpd.

On 18 March 2011, the US Coast Guard ISPR team released its final report capturing lessons learned from the Incident as well as making recommendations on how to improve future oil spill response and recovery efforts.

Additionally, since April 2010, BP representatives have testified multiple times before the US Congress regarding the Incident. BP has provided documents and written information in response to requests from Members, committees and subcommittees of the US Congress.

Other legal proceedings
The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) are currently investigating several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel during September, October and November 2008. The FERC Office of Enforcement staff notified BP on 12 November 2010 of their preliminary conclusions relating to alleged market manipulation in violation of 18 C.F.R. Sec. 1c.1. On 30 November 2010, CFTC Enforcement staff also provided BP with a notice of intent to recommend charges based on the same conduct alleging that BP engaged in attempted market manipulation in violation of Section 6(c), 6(d), and 9(a)(2) of the Commodity Exchange Act. On 23 December 2010, BP submitted responses to the FERC and CFTC November 2010 notices providing a detailed response that it did not engage in any inappropriate or unlawful activity. On 28 July 2011, the FERC staff issued a Notice of Alleged Violations stating that it had preliminarily determined that several BP entities fraudulently traded physical natural gas in the Houston Ship Channel and Katy markets and trading points to increase the value of their financial swing spread positions. Other investigations into BP's trading activities continue to be conducted from time to time.

On 23 March 2005, an explosion and fire occurred in the isomerization unit of BP Products North America's (BP Products) Texas City refinery as the unit was coming out of planned maintenance. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims arising from the March 2005 incident.

In March 2007, the US Chemical Safety and Hazard Investigation Board (CSB) issued a report on the incident. The report contained recommendations to the Texas City refinery and to the board of directors of BP. In May 2007, BP responded to the CSB's recommendations. BP and the CSB will continue to discuss BP's responses with the objective of the CSB's agreeing to close out its recommendations.

On 25 October 2007, the DoJ announced that it had entered into a criminal plea agreement with BP Products related to the March 2005 explosion and fire. On 4 February 2008, BP Products pleaded guilty, pursuant to the plea agreement, to one felony violation of the risk management planning regulations promulgated under the US Clean Air Act (CAA) and on 12 March 2009, the court accepted the plea agreement. In connection with the plea agreement, BP Products paid a $50-million criminal fine and was sentenced to three years' probation which is set to expire on 12 March 2012. Compliance with a 2005 US Occupational Safety and Health Administration (OSHA) settlement agreement (2005 Agreement) and a 2006 agreed order entered into by BP Products with the Texas Commission on Environmental Quality (TCEQ) are conditions of probation.

The Texas Office of Attorney General, on behalf of the Texas Commission on Environmental Quality (TCEQ), has filed a petition against BP Products asserting certain air emissions and reporting violations at the Texas City refinery from 2005 to 2010. BP Products settled this lawsuit by an Agreed Final Judgment entered by the court on 20 December 2011.

The Texas Attorney General filed a separate petition against BP Products asserting emissions violations relating to a 6 April 2010 flaring event. This lawsuit was also settled by the Agreed Final Judgment mentioned in the preceding paragraph. This emissions event is also the subject of a number of civil suits by many area workers and residents alleging personal injury and property damages and seeking substantial damages. In addition, this emissions event is the subject of a federal governmental investigation.

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In September 2009, BP Products filed a petition to clarify specific required actions and deadlines under the 2005 Agreement with OSHA. That agreement resolved citations issued in connection with the March 2005 Texas City refinery explosion. OSHA denied BP Products' petition.

In October 2009 OSHA issued citations to the Texas City refinery seeking a total of $87.4 million in civil penalties for alleged violations of the 2005 Agreement and alleged process safety management violations.

A settlement agreement between BP Products and OSHA in August 2010 (2010 Agreement) resolved the petition filed by BP Products in September 2009 and the alleged violations of the 2005 Agreement. BP Products has paid a penalty of $50.6 million in that matter and agreed to perform certain abatement actions. Compliance with the 2010 Agreement (which is set to expire on 12 March 2012) is also a condition of probation due to the linkage between this 2010 Agreement and the 2005 Agreement.

On 6 May 2010, certain persons qualifying under the US Crime Victims Rights Act as victims in relation to the Texas City plea agreement requested that the federal court revoke BP Products' probation based on alleged violations of the Court's conditions of probation. The alleged violations of probation relate to the alleged failure to comply with the 2005 Agreement.

The OSHA process safety management citations issued in October 2009 were not resolved by the August 2010 settlement agreement. The proposed penalties in that matter are $30.7 million. The matter is currently before the OSH Review Commission which has assigned an Administrative Law Judge for purposes of mediation. These citations do not allege violations of the 2005 Agreement.

A shareholder derivative action was filed against several current and former BP officers and directors based on alleged violations of the US Clean Air Act (CAA) and Occupational Safety and Health Administration (OSHA) regulations at the Texas City refinery subsequent to the March 2005 explosion and fire. An investigation by a special committee of BP's board into the shareholder allegations has been completed and the committee has recommended that the allegations do not warrant action by BP against the officers and directors. BP filed a motion to dismiss the shareholder derivative action and a plea to the jurisdiction. On 16 June 2011, the court granted BP's plea to the jurisdiction and dismissed the action in its entirety. The shareholder has appealed the dismissal and the appeal is pending.

On 29 November 2007, BP Exploration (Alaska) Inc. (BPXA) entered into a criminal plea agreement with the DoJ relating to leaks of crude oil in March and August 2006. BPXA's guilty plea, to a misdemeanour violation of the US Water Pollution Control Act, included a term of three years' probation. On 29 November 2009, a spill of approximately 360 barrels of crude oil and produced water was discovered beneath a line running from a well pad to the Lisburne Processing Center in Prudhoe Bay, Alaska. On 17 November 2010, the US Probation Officer filed a petition in federal district court to revoke BPXA's probation based on allegations that the Lisburne event was a criminal violation of state and federal law and therefore BPXA was in violation of its probation obligations. BPXA contested the petition at an evidentiary hearing that was completed on 7 December 2011 in U.S. District Court in Anchorage, Alaska. On 27 December 2011, the Court issued a decision and order finding that BPXA did not violate the terms of its probation, dismissing the government's petition and terminating BPXA's probation. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP's appeal from a decision of the lower court granting in part and denying in part BP's motion to dismiss the lawsuit. On 29 June 2011, the Ninth Circuit ruled in BP's favour that the filing of a trust related agreement with the SEC containing contractual obligations on the part of BP was not a misrepresentation which violated federal securities laws. The BP p.l.c. shareholder has filed an amended complaint, in response to which BP filed a new motion to dismiss, which is pending. On 31 March 2009, the State of Alaska filed a complaint seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA's corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages. In December 2011, the State of Alaska and BPXA entered into a Dispute Resolution Agreement concerning this matter that will result in arbitration of the amount of the State's lost royalty income and payment by BPXA of the additional amount of $10 million on account of other claims in the complaint.

Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with Atlantic Richfield. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.

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Legal proceedings (continued)

Since 1987, Atlantic Richfield Company (Atlantic Richfield), a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences. It intends to defend such actions vigorously and believes that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group's results, financial position or liquidity will not be material.

On 8 March 2010, OSHA issued citations to BP's Toledo refinery alleging violations of the Process Safety Management Standard, with penalties of approximately $3 million. These citations resulted from an inspection conducted pursuant to OSHA's Petroleum Refinery Process Safety Management National Emphasis Program. BP Products has contested the citations, and the matter is currently scheduled for trial before the OSH Review Commission in June 2012.

In April 2009, Kenneth Abbott, as relator, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. That complaint was unsealed in May 2010 and served on BP in June 2010. Abbott seeks damages measured by the value, net of royalties, of all past and future production from the Atlantis platform, trebled, plus penalties. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform. The court denied BP's motion to dismiss the complaint in March 2011. Separately, also in March 2011, BOEMRE issued its investigation report of the Abbott Atlantis allegations, which concluded that Mr Abbott's allegations that Atlantis operations personnel lacked access to critical, engineer-approved drawings were without merit and that his allegations about false submissions by BP to BOEMRE were unfounded. Trial is scheduled to begin on 10 April 2012.

BP Products' US refineries are subject to a 2001 consent decree with the EPA that resolved alleged violations of the CAA, and implementation of the decree's requirements continues. A 2009 amendment to the decree resolves remaining alleged air violations at the Texas City refinery through the payment of a $12-million civil fine, a $6-million supplemental environmental project and enhanced CAA compliance measures estimated to cost approximately $150 million. The fine has been paid, and BP Products is implementing the other provisions.

On 30 September 2010, the EPA and BP Products lodged a civil consent decree with the federal court in Houston. Following a public comment period, the federal court approved the settlement on 30 December 2010. The decree resolves allegations of civil violations of the risk management planning regulations promulgated under the CAA that are alleged to have occurred in 2004 and 2005 at the Texas City refinery. BP Products has paid the $15-million civil penalty and the Texas City refinery is implementing requirements to enhance reporting to the EPA regarding employee training, equipment inspection and incident investigation.

Various environmental groups and the EPA have challenged certain aspects of the air permits issued by the Indiana Department of Environmental Management (IDEM) for upgrades to the Whiting refinery. In response to these challenges, the IDEM has reviewed the permits and responded formally to the EPA. BP is in discussions with EPA, the IDEM and certain environmental groups over these and other CAA issues relating to the Whiting refinery. BP has also been in settlement discussions with EPA to resolve alleged CAA violations at the Toledo, Carson and Cherry Point refineries.

An application was brought in the English High Court on 1 February 2011 by Alfa Petroleum Holdings Limited and OGIP Ventures Limited against BP International Limited and BP Russian Investments Limited alleging breach of a Shareholders Agreement on the part of BP and seeking an interim injunction restraining BP from taking steps to conclude, implement or perform the transactions with Rosneft Oil company, originally announced on 14 January 2011, relating to oil and gas exploration, production, refining and marketing in Russia (the Arctic Opportunity). Those transactions included the issue or transfer of shares between Rosneft Oil Company and any BP group company (pursuant to the Rosneft Share Swap Agreement). The court granted an interim order restraining BP from taking any further steps in relation to the Rosneft transactions pending an expedited UNCITRAL arbitration procedure in accordance with the Shareholders Agreement between the parties. The arbitration has commenced and the interim injunction was continued by the arbitration panel.

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On 17 May 2011, BP announced that both the Rosneft Share Swap Agreement and the Arctic Opportunity, originally announced on 14 January 2011, had terminated. This termination was as a result of the deadline for the satisfaction of conditions precedent having expired following delays resulting from the interim orders referred to above. These interim orders did not address the question of whether or not BP breached the Shareholders Agreement. The arbitration proceedings, which are subject to strict confidentiality obligations, are ongoing.

Five minority shareholders of OAO TNK-BP Holding (TBH) have filed two civil actions in Tyumen, Siberia, against BP Russia Investments Limited and BP p.l.c. and against two of the BP nominated directors of TBH. These two actions sought to recover alleged losses to TBH of $13 billion and $2.7 billion respectively. On 11 November 2011 the Tyumen Court dismissed both claims fully on their merits. The shareholders appealed both of these decisions to the Omsk Appellate court. On 26 January 2012, the Appellate court upheld the Tyumen Court's dismissal of the claim in relation to the BP nominated directors of TBH. The appeal in relation to the claim against BP Russia investments Limited and BP p.l.c. will be heard by the Omsk Appellate court on 2 March 2012. BP believes the allegations made are wholly without merit and is defending the claims vigorously. No losses have been incurred and BP believes the likelihood of the claims being ultimately successful is remote. Consequently no amounts have been provided and the claim is not disclosed as a contingent liability.

On 9 February 2011, Apache Canada Ltd (Apache) commenced an arbitration against BP Canada Energy. Apache alleges that   various  properties/sites in respect of which it acquired interests from BP Canada Energy pursuant to the parties' Purchase and Sale Agreement signed in July 2010 will require work to bring the properties/sites into compliance with applicable environmental laws, and Apache claims that the purchase price should be adjusted for its estimated possible costs. BP Canada Energy denies such costs will arise or require any adjustment to the purchase price. The parties have appointed the arbitrator, and currently the hearing on the merits is scheduled to commence during the second quarter of 2012.

On 24 January 2012, the Republic of Bolivia issued a press statement declaring its intent to nationalize Pan American Energy's interests in the Caipipendi Operations Contract. No formal nationalization process has yet commenced. Pan American Energy and its shareholders BP and Bridas intend to vigorously defend their legal interests under the Caipipendi Operations Contract and available Bilateral Investment Treaties.

Contacts

	London	United States

Press Office	David Nicholas	Scott Dean
	+44 (0)20 7496 4708	+1 630 420 4990

Investor Relations	Jessica Mitchell	Nick Wayth
http://www.bp.com/investors	+44 (0)20 7496 4962	+1 281 366 3123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 February 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary